1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: Aug 14, 2017	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

Consolidated Financial Statements for the Six Months Ended June 30, 2017 and 2016 and Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors and Shareholders

Taiwan Semiconductor Manufacturing Company Limited

We have reviewed the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries (the “Company”) as of June 30, 2017 and 2016 and the related consolidated statements of comprehensive income for the three months ended June 30, 2017 and 2016 and for the six months ended June 30, 2017 and 2016, as well as the consolidated statements of changes in equity and cash flows for the six months ended June 30, 2017 and 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these consolidated financial statements based on our reviews.

We conducted our reviews in accordance with Statement on Auditing Standards No. 36, “Review of Financial Statements,” issued by the Auditing Standards Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting,” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China.

Deloitte & Touche

Taipei, Taiwan

Republic of China

August 8, 2017

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent accountants’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent accountants’ review report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	June 30, 2017 (Reviewed)		December 31, 2016 (Audited)		June 30, 2016 (Reviewed)
	Amount	%	Amount	%	Amount	%

ASSETS

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$570,466,958	29	$541,253,833	29	$622,359,302	35
Financial assets at fair value through profit or loss (Note 7)	4,995,251	—	6,451,112	—	1,820,907	—
Available-for-sale financial assets (Notes 8 and 14)	76,252,652	4	67,788,767	4	36,322,049	2
Held-to-maturity financial assets (Note 9)	7,210,380	—	16,610,116	1	7,362,302	—
Hedging derivative financial assets (Notes 4 and 10)	24,517	—	5,550	—	—	—
Notes and accounts receivable, net (Note 11)	109,893,282	6	128,335,271	7	111,300,187	6
Receivables from related parties (Note 29)	436,001	—	969,559	—	424,210	—
Other receivables from related parties (Note 29)	1,532,321	—	146,788	—	1,546,979	—
Inventories (Notes 12 and 33)	61,010,525	3	48,682,233	3	60,705,814	4
Other financial assets (Notes 30 and 33)	2,450,135	—	4,100,475	—	7,419,643	—
Other current assets (Note 17)	3,777,530	—	3,385,422	—	3,263,678	—

Total current assets	838,049,552	42	817,729,126	44	852,525,071	47

NONCURRENT ASSETS
Held-to-maturity financial assets (Note 9)	20,529,204	1	22,307,561	1	27,266,867	2
Financial assets carried at cost (Note 13)	4,313,269	—	4,102,467	—	4,066,621	—
Investments accounted for using equity method (Note 14)	18,976,025	1	19,743,888	1	22,064,632	1
Property, plant and equipment (Note 15)	1,077,626,759	54	997,777,687	53	875,870,205	49
Intangible assets (Note 16)	14,118,892	1	14,614,846	1	14,066,562	1
Deferred income tax assets (Note 4)	10,010,278	1	8,271,421	—	6,643,607	—
Refundable deposits	742,707	—	407,874	—	441,447	—
Other noncurrent assets (Note 17)	2,067,091	—	1,500,432	—	1,546,548	—

Total noncurrent assets	1,148,384,225	58	1,068,726,176	56	951,966,489	53

TOTAL	$1,986,433,777	100	$1,886,455,302	100	$1,804,491,560	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans (Note 18)	$54,745,200	3	$57,958,200	3	$38,739,600	2
Financial liabilities at fair value through profit or loss (Note 7)	82,552	—	191,135	—	178,704	—
Hedging derivative financial liabilities (Notes 4 and 10)	19	—	—	—	4,217	—
Accounts payable	24,509,899	1	26,062,351	2	22,117,148	1
Payables to related parties (Note 29)	1,101,776	—	1,262,174	—	1,037,116	—
Salary and bonus payable	10,042,918	1	13,681,817	1	9,843,554	1
Accrued profit sharing bonus to employees and compensation to directors and supervisors (Notes 22 and 27)	33,376,142	2	22,894,006	1	30,365,818	2
Payables to contractors and equipment suppliers	50,376,846	2	63,154,514	3	48,102,264	3
Cash dividends payable (Note 22)	181,626,763	9	—	—	155,696,382	9
Income tax payable (Note 4)	33,463,459	2	40,306,054	2	31,168,780	2
Provisions (Note 19)	13,818,216	1	18,037,789	1	9,495,889	—
Long-term liabilities - current portion (Note 20)	79,865,605	4	38,109,680	2	22,010,000	1
Accrued expenses and other current liabilities (Notes 21 and 29)	40,497,750	2	36,581,553	2	29,979,582	2

Total current liabilities	523,507,145	27	318,239,273	17	398,739,054	23

NONCURRENT LIABILITIES
Bonds payable (Note 20)	99,300,000	5	153,093,557	8	181,276,211	10
Long-term bank loans	16,940	—	21,780	—	26,300	—
Deferred income tax liabilities (Note 4)	160,709	—	141,183	—	3,631	—
Net defined benefit liability (Note 4)	8,556,640	—	8,551,408	—	7,456,666	—
Guarantee deposits (Note 21)	10,818,377	1	14,670,433	1	17,950,414	1
Others	1,708,321	—	1,686,542	—	1,708,306	—

Total noncurrent liabilities	120,560,987	6	178,164,903	9	208,421,528	11

Total liabilities	644,068,132	33	496,404,176	26	607,160,582	34

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock (Note 22)	259,303,805	13	259,303,805	14	259,303,805	14

Capital surplus (Note 22)	56,282,780	3	56,272,304	3	56,263,141	3

Retained earnings (Note 22)
Appropriated as legal capital reserve	241,722,663	12	208,297,945	11	208,297,945	12
Unappropriated earnings	802,672,760	40	863,710,224	46	667,701,172	37

	1,044,395,423	52	1,072,008,169	57	875,999,117	49

Others (Note 22)	(18,296,511)	(1)	1,663,983	—	4,888,074	—

Equity attributable to shareholders of the parent	1,341,685,497	67	1,389,248,261	74	1,196,454,137	66

NONCONTROLLING INTERESTS	680,148	—	802,865	—	876,841	—

Total equity	1,342,365,645	67	1,390,051,126	74	1,197,330,978	66

TOTAL	$1,986,433,777	100	$1,886,455,302	100	$1,804,491,560	100

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	For the Three Months Ended June 30						For the Six Months Ended June 30
	2017			2016			2017			2016
	Amount		%	Amount		%	Amount		%	Amount		%

NET REVENUE (Notes 23, 29 and 35)		$213,855,212	100		$221,809,846	100		$447,769,612	100		$425,305,207	100

COST OF REVENUE (Notes 12, 27, 29 and 33)		105,101,969	49		107,468,601	48		217,530,703	49		219,593,495	52

GROSS PROFIT BEFORE UNREALIZED GROSS PROFIT ON SALES TO ASSOCIATES		108,753,243	51		114,341,245	52		230,238,909	51		205,711,712	48

UNREALIZED GROSS PROFIT ON SALES TO ASSOCIATES		(44,589)	—		(7,009)	—		(40,619)	—		(39,898)	—

GROSS PROFIT		108,708,654	51		114,334,236	52		230,198,290	51		205,671,814	48

OPERATING EXPENSES (Notes 27 and 29)
Research and development		19,057,456	9		16,903,540	8		38,469,849	8		32,522,503	7
General and administrative		4,927,159	2		4,667,198	2		10,174,762	2		8,512,133	2
Marketing		1,382,199	1		1,436,902	1		2,878,686	1		2,852,001	1

Total operating expenses		25,366,814	12		23,007,640	11		51,523,297	11		43,886,637	10

OTHER OPERATING INCOME AND EXPENSES, NET (Note 27)		(86,439)	—		(5,595)	—		(67,202)	—		3,138	—

INCOME FROM OPERATIONS (Note 35)		83,255,401	39		91,321,001	41		178,607,791	40		161,788,315	38

NON-OPERATING INCOME AND EXPENSES
Share of profits of associates		618,451	—		892,266	—		1,285,261	—		1,733,161	—
Other income		2,626,210	1		1,792,766	1		4,731,189	1		3,125,355	1
Foreign exchange loss, net (Note 34)		(551,533)	—		(807,218)	—		(451,738)	—		(1,900,836)	—
Finance costs		(839,913)	—		(821,425)	—		(1,656,577)	—		(1,672,005)	—
Other gains and losses (Note 24)		1,008,851	—		1,029,001	—		1,424,040	—		2,588,300	—

Total non-operating income and expenses		2,862,066	1		2,085,390	1		5,332,175	1		3,873,975	1

INCOME BEFORE INCOME TAX		86,117,467	40		93,406,391	42		183,939,966	41		165,662,290	39

INCOME TAX EXPENSE (Notes 4 and 25)		19,846,815	9		20,878,112	9		30,048,406	7		28,341,414	7

NET INCOME		66,270,652	31		72,528,279	33		153,891,560	34		137,320,876	32

OTHER COMPREHENSIVE INCOME (LOSS) (Notes 4, 22 and 25)
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations		1,353,774	1		(353,467)	—		(19,889,820)	(4)		(6,946,520)	(1)
Changes in fair value of available-for-sale financial assets		28,397	—		(30,018)	—		(65,073)	—		21,276	—
Cash flow hedges		18,997	—		—	—		18,997	—		—	—
Share of other comprehensive income (loss) of associates		3,027	—		(17,528)	—		(58,630)	—		8,629	—
Income tax benefit related to items that may be reclassified subsequently		6,041	—		10,200	—		52,441	—		27,640	—

Other comprehensive income (loss) for the period, net of income tax		1,410,236	1		(390,813)	—		(19,942,085)	(4)		(6,888,975)	(1)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		$67,680,888	32		$72,137,466	33		$133,949,475	30		$130,431,901	31

NET INCOME (LOSS) ATTRIBUTABLE TO:
Shareholders of the parent		$66,271,019	31		$72,506,321	33		$153,899,917	34		$137,287,814	32
Noncontrolling interests		(367)	—		21,958	—		(8,357)	—		33,062	—

		$66,270,652	31		$72,528,279	33		$153,891,560	34		$137,320,876	32

TOTAL COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO:
Shareholders of the parent		$67,680,017	32		$72,117,547	33		$133,954,807	30		$130,401,775	31
Noncontrolling interests		871	—		19,919	—		(5,332)	—		30,126	—

		$67,680,888	32		$72,137,466	33		$133,949,475	30		$130,431,901	31

	For the Three Months Ended June 30						For the Six Months Ended June 30
	2017			2016			2017			2016
	Income Attributable to Shareholders of the Parent			Income Attributable to Shareholders of the Parent			Income Attributable to Shareholders of the Parent			Income Attributable to Shareholders of the Parent

EARNINGS PER SHARE (NT$, Note 26)
Basic earnings per share	$		2.56	$		2.80	$		5.94	$		5.29

Diluted earnings per share	$		2.56	$		2.80	$		5.94	$		5.29

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

(Reviewed, Not Audited)

	Equity Attributable to Shareholders of the Parent
							Others
	Capital Stock - Common Stock			Retained Earnings			Foreign Currency	Unrealized Gain/Loss from Available-		Unearned Stock-Based
	Shares (In Thousands)	Amount	Capital Surplus	Legal Capital Reserve	Unappropriated Earnings	Total	Translation Reserve	for-sale Financial Assets	Cash Flow Hedges Reserve	Employee Compensation	Total	Total	Noncontrolling Interests	Total Equity

BALANCE, JANUARY 1, 2017	25,930,380	$259,303,805	$56,272,304	$208,297,945	$863,710,224	$1,072,008,169	$1,661,237	$2,641	$105	$—	$1,663,983	$1,389,248,261	$802,865	$1,390,051,126

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	33,424,718	(33,424,718)	—	—	—	—	—	—	—	—	—
Cash dividends to shareholders - NT$7.0 per share	—	—	—	—	(181,512,663)	(181,512,663)	—	—	—	—	—	(181,512,663)	—	(181,512,663)

Total	—	—	—	33,424,718	(214,937,381)	(181,512,663)	—	—	—	—	—	(181,512,663)	—	(181,512,663)

Net income (loss) for the six months ended June 30, 2017	—	—	—	—	153,899,917	153,899,917	—	—	—	—	—	153,899,917	(8,357)	153,891,560

Other comprehensive income (loss) for the six months ended June 30, 2017, net of income tax	—	—	—	—	—	—	(19,947,752)	(14,089)	16,731	—	(19,945,110)	(19,945,110)	3,025	(19,942,085)

Total comprehensive income (loss) for the six months ended June 30, 2017	—	—	—	—	153,899,917	153,899,917	(19,947,752)	(14,089)	16,731	—	(19,945,110)	133,954,807	(5,332)	133,949,475

Adjustments to share of changes in equities of associates	—	—	7,715	—	—	—	—	—	—	(15,384)	(15,384)	(7,669)	—	(7,669)

From share of changes in equities of subsidiaries	—	—	2,761	—	—	—	—	—	—	—	—	2,761	(2,761)	—

Decrease in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	(114,624)	(114,624)

BALANCE, JUNE 30, 2017	25,930,380	$259,303,805	$56,282,780	$241,722,663	$802,672,760	$1,044,395,423	$(18,286,515)	$(11,448)	$16,836	$(15,384)	$(18,296,511)	$1,341,685,497	$680,148	$1,342,365,645

BALANCE, JANUARY 1, 2016	25,930,380	$259,303,805	$56,300,215	$177,640,561	$716,653,025	$894,293,586	$11,039,949	$734,771	$(607)	$—	$11,774,113	$1,221,671,719	$962,760	$1,222,634,479

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	30,657,384	(30,657,384)	—	—	—	—	—	—	—	—	—
Cash dividends to shareholders - NT$6.0 per share	—	—	—	—	(155,582,283)	(155,582,283)	—	—	—	—	—	(155,582,283)	—	(155,582,283)

Total	—	—	—	30,657,384	(186,239,667)	(155,582,283)	—	—	—	—	—	(155,582,283)	—	(155,582,283)

Net income for the six months ended June 30, 2016	—	—	—	—	137,287,814	137,287,814	—	—	—	—	—	137,287,814	33,062	137,320,876

Other comprehensive income (loss) for the six months ended June 30, 2016, net of income tax	—	—	—	—	—	—	(6,958,514)	72,190	285	—	(6,886,039)	(6,886,039)	(2,936)	(6,888,975)

Total comprehensive income (loss) for the six months ended June 30, 2016	—	—	—	—	137,287,814	137,287,814	(6,958,514)	72,190	285	—	(6,886,039)	130,401,775	30,126	130,431,901

Disposal of investments accounted for using equity method	—	—	(56,169)	—	—	—	—	—	—	—	—	(56,169)	—	(56,169)

Adjustments to share of changes in equities of associates	—	—	19,095	—	—	—	—	—	—	—	—	19,095	8	19,103

Decrease in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	(114,099)	(114,099)

Effect of disposal of subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	(1,954)	(1,954)

BALANCE, JUNE 30, 2016	25,930,380	$259,303,805	$56,263,141	$208,297,945	$667,701,172	$875,999,117	$4,081,435	$806,961	$(322)	$—	$4,888,074	$1,196,454,137	$876,841	$1,197,330,978

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Six Months Ended June 30
	2017	2016

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$183,939,966	$165,662,290
Adjustments for:
Depreciation expense	116,099,116	109,352,892
Amortization expense	2,065,459	1,769,157
Finance costs	1,656,577	1,672,005
Share of profits of associates	(1,285,261)	(1,733,161)
Interest income	(4,588,686)	(2,987,896)
Gain on disposal of property, plant and equipment, net	(15,343)	(6,828)
Impairment loss on financial assets	12,032	30,872
Loss (gain) on disposal of available-for-sale financial assets, net	59,311	(89,669)
Gain on disposal of financial assets carried at cost, net	(4,753)	(20,009)
Loss on disposal of investments accounted for using equity method, net	—	259,960
Loss from liquidation of subsidiaries	—	36,105
Unrealized gross profit on sales to associates	40,619	39,898
Loss (gain) on foreign exchange, net	(6,377,351)	308,122
Dividend income	(142,503)	(137,459)
Loss arising from fair value hedges, net	23,494	841
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	1,159,461	(1,708,787)
Notes and accounts receivable, net	15,263,197	(29,118,721)
Receivables from related parties	533,558	81,512
Other receivables from related parties	8,492	(19,200)
Inventories	(12,328,292)	6,346,456
Other financial assets	1,844,118	(3,053,635)
Other current assets	(143,032)	269,691
Other noncurrent assets	(433,328)	—
Accounts payable	(1,398,358)	3,446,305
Payables to related parties	(160,398)	(85,240)
Salary and bonus payable	(3,638,899)	(1,858,488)
Accrued profit sharing bonus to employees and compensation to directors and supervisors	10,482,136	9,406,925
Accrued expenses and other current liabilities	4,823,091	1,420,239
Provisions	(4,192,045)	(642,887)
Net defined benefit liability	5,232	8,640

Cash generated from operations	303,307,610	258,649,930
Income taxes paid	(38,899,186)	(30,444,686)

Net cash generated by operating activities	264,408,424	228,205,244

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Six Months Ended June 30
	2017	2016

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Available-for-sale financial assets	$(48,350,281)	$(28,802,391)
Held-to-maturity financial assets	(1,695,771)	(23,706,522)
Financial assets carried at cost	(475,184)	(218,762)
Property, plant and equipment	(207,694,057)	(111,727,052)
Intangible assets	(1,970,729)	(1,783,656)
Land use right	—	(805,318)
Proceeds from disposal or redemption of:
Available-for-sale financial assets	36,338,151	8,070,785
Held-to-maturity financial assets	11,350,000	4,700,000
Financial assets carried at cost	50,180	20,009
Property, plant and equipment	170,029	26,517
Proceeds from return of capital of financial assets carried at cost	—	42,064
Derecognition of hedging derivative financial instruments	6,496	(9,534)
Interest received	4,432,649	3,310,985
Proceeds from government grants - property, plant and equipment	436,587	—
Other dividends received	124,835	118,890
Dividends received from investments accounted for using equity method	163,408	—
Refundable deposits paid	(378,335)	(59,844)
Refundable deposits refunded	42,008	63,470
Decrease in receivables for temporary payments	—	706,718

Net cash used in investing activities	(207,450,014)	(150,053,641)

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in short-term loans	(290,110)	(157,064)
Repayment of bonds	(10,000,000)	(11,471,600)
Repayment of long-term bank loans	(4,840)	(3,700)
Interest paid	(1,383,051)	(1,289,308)
Guarantee deposits received	848,259	498,025
Guarantee deposits refunded	(1,718,541)	(485,721)
Decrease in noncontrolling interests	(524)	(509)

Net cash used in financing activities	(12,548,807)	(12,909,877)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(15,196,478)	(5,571,354)

NET INCREASE IN CASH AND CASH EQUIVALENTS	29,213,125	59,670,372

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	541,253,833	562,688,930

CASH AND CASH EQUIVALENTS, END OF PERIOD	$570,466,958	$622,359,302

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2017 and 2016

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

On September 5, 1994, TSMC’s shares were listed on the Taiwan Stock Exchange (TWSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The address of its registered office and principal place of business is No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan. The principal operating activities of TSMC’s subsidiaries are described in Note 4.

2.	THE AUTHORIZATION OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements were reported to the Board of Directors and issued on August 8, 2017.

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

a.	Initial application of the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), IFRIC Interpretations (IFRIC), and SIC Interpretations (SIC) (collectively, “IFRSs”) endorsed and issued into effect by the Financial Supervisory Commission (FSC)

Except for the following, the initial application of the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the IFRSs endorsed and issued into effect by the FSC would not have a significant effect on TSMC and its subsidiaries’ (collectively as the “Company”) accounting policies:

1)	Amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers

The amendments stipulate that other companies or institutions of which the chairman of the board of directors or president serves as the chairman of the board of directors or the president, or is the spouse or second immediate family of the chairman of the board of directors or president of the Company are deemed to have a substantive related party relationship, unless it can be demonstrated that no control, joint control, or significant influence exists. Furthermore, the amendments require the disclosure of the names of the related parties and the relationship with whom the Company has transaction. If the transaction or balance with a specific related party is 10% or more of the Company’s respective total transaction or balance, such transaction should be separately disclosed by the name of each related party.

(Continued)

When the amendments are applied retrospectively from January 1, 2017, the disclosure of related party transactions is enhanced, please refer to Note 29.

b.	The IFRSs issued by International Accounting Standards Board (IASB) and endorsed by FSC with effective date starting 2018

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB (Note 1)

Annual Improvements to IFRSs 2014-2016 Cycle	Note 2
Amendment to IFRS 2 “Classification and Measurement of Share-based Payment Transactions”	January 1, 2018
IFRS 9 “Financial Instruments”	January 1, 2018
Amendments to IFRS 9 and IFRS 7 “Mandatory Effective Date of IFRS 9 and Transition Disclosure”	January 1, 2018
IFRS 15 “Revenue from Contracts with Customers”	January 1, 2018
Amendment to IFRS 15 “Clarifications to IFRS 15”	January 1, 2018
Amendment to IAS 7 “Disclosure Initiative”	January 1, 2017
Amendment to IAS 12 “Recognition of Deferred Tax Assets for Unrealized Losses”	January 1, 2017
IFRIC 22 “Foreign Currency Transactions and Advance Consideration”	January 1, 2018

Note 1:	The aforementioned new, revised or amended standards or interpretations are effective after fiscal year beginning on or after the effective dates, unless specified otherwise.
Note 2:	The amendment to IFRS 12 is retrospectively applied for annual periods beginning on or after January 1, 2017; the amendment to IAS 28 is retrospectively applied for annual periods beginning on or after January 1, 2018.

Except for the following items, the Company believes that the adoption of aforementioned standards or interpretations will not have a significant effect on the Company’s accounting policies.

1)	IFRS 9 “Financial Instruments”

All recognized financial assets currently in the scope of IAS 39, “Financial Instruments: Recognition and Measurement,” will be subsequently measured at either the amortized cost or the fair value. The classification and measurement requirements in IFRS 9 are stated as follows:

For the debt instruments invested by the Company, if the contractual cash flows that are solely for payments of principal and interest on the principal amount outstanding, the classification and measurement requirements are stated as follows:

a)	If the objective of the Company’s business model is to hold the financial asset to collect the contractual cash flows, such assets are measured at the amortized cost. Interest revenue should be recognized in profit or loss by using the effective interest method, continuously assessed for impairment and the impairment loss or reversal of impairment loss should be recognized in profit and loss.

b)	If the objective of the Company’s business model is to hold the financial asset both to collect the contractual cash flows and to sell the financial assets, such assets are measured at fair value through other comprehensive income and are continuously assessed for impairment. Interest revenue should be recognized in profit or loss by using the effective interest method. A gain or loss on a financial asset measured at fair value through other comprehensive income should be recognized in other comprehensive income, except for impairment gains or losses and foreign exchange gains and losses. When such financial asset is derecognized or reclassified, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.

(Continued)

The other financial assets which do not meet the aforementioned criteria should be measured at the fair value through profit or loss. However, the Company may irrevocably designate an investment in equity instruments that is not held for trading as measured at fair value through other comprehensive income. All relevant gains and losses shall be recognized in other comprehensive income, except for dividends which are recognized in profit or loss. No subsequent impairment assessment is required, and the cumulative gain or loss previously recognized in other comprehensive income cannot be reclassified from equity to profit or loss.

IFRS 9 adds a new expected loss impairment model to measure the impairment of financial assets. A loss allowance for expected credit losses should be recognized on financial assets measured at amortized cost and financial assets mandatorily measured at fair value through other comprehensive income. If the credit risk on a financial instrument has not increased significantly since initial recognition, the Company should measure the loss allowance for that financial instrument at an amount equal to 12-month expected credit losses. If the credit risk on a financial instrument has increased significantly since initial recognition and is not deemed to be a low credit risk, the Company should measure the loss allowance for that financial instrument at an amount equal to the lifetime expected credit losses. The Company should always measure the loss allowance at an amount equal to lifetime expected credit losses for trade receivables.

The main changes in hedge accounting amended the application requirements for hedge accounting to better reflect the entity’s risk management activities. Compared with IAS 39, the main changes include: (1) enhancing types of transactions eligible for hedge accounting, specifically broadening the risks eligible for hedge accounting of non-financial items; (2) changing the way the hedging cost of derivative instruments are accounted for to reduce profit or loss volatility; and (3) replacing retrospective effectiveness assessment with the principle of economic relationship between the hedging instrument and the hedged item.

When IFRS 9 becomes effective, the Company may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of the initial application of this Standard recognized at the date of initial application. However, the requirements for general hedge accounting shall be applied prospectively.

2)	IFRS 15 “Revenue from Contracts with Customers” and related amendment

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and will supersede IAS 18 “Revenue,” IAS 11 “Construction Contracts,” and a number of revenue-related interpretations.

When applying IFRS 15, the Company shall recognize revenue by applying the following steps:

•	Identify the contract with the customer;

•	Identify the performance obligations in the contract;

•	Determine the transaction price;

•	Allocate the transaction price to the performance obligations in the contract; and

•	Recognize revenue when the entity satisfies a performance obligation.

When IFRS 15 and related amendment are effective, the Company may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this Standard recognized at the date of initial application.

(Continued)

Except for the aforementioned impact, as of the date the accompanying consolidated financial statements were issued, the Company continues in evaluating the impact on its financial position and financial performance as a result of the initial adoption of the other standards or interpretations. The related impact will be disclosed when the Company completes the evaluation.

c.	The IFRSs issued by IASB but not yet endorsed and issued into effect by FSC

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB (Note 3)

Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
IFRS 16 “Leases”	January 1, 2019
IFRIC 23 “Uncertainty over Income Tax Treatments”	January 1, 2019

Note 3:	The aforementioned new, revised or amended standards or interpretations are effective after fiscal year beginning on or after the effective dates, unless specified otherwise.

Except for the following items, the Company believes that the adoption of aforementioned standards or interpretations will not have a significant effect on the Company’s accounting policies.

1)	IFRS 16 “Leases”

IFRS 16 sets out the accounting standards for leases that will supersede IAS 17 and a number of related interpretations.

Under IFRS 16, if the Company is a lessee, it shall recognize right-of-use assets and lease liabilities for all leases on the consolidated balance sheets except for low-value and short-term leases. The Company may elect to apply the accounting method similar to the accounting for operating lease under IAS 17 to the low-value and short-term leases. On the consolidated statements of comprehensive income, the Company should present the depreciation expense charged on the right-of-use asset separately from interest expense accrued on the lease liability; interest is computed by using effective interest method. On the consolidated statements of cash flows, cash payments for both the principal and interest portion of the lease liability are classified within financing activities.

When IFRS 16 becomes effective, the Company may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of the initial application of this Standard recognized at the date of initial application.

Except for the aforementioned impact, as of the date the accompanying consolidated financial statements were issued, the Company continues in evaluating the impact on its financial position and financial performance as a result of the initial adoption of the other standards or interpretations. The related impact will be disclosed when the Company completes the evaluation.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Except for the following, the accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2016.

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

(Continued)

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and IAS 34, “Interim Financial Reporting,” endorsed and issued into effect by the FSC. The consolidated financial statements do not present all the disclosures required for a complete set of annual consolidated financial statements prepared under the IFRSs endorsed and issued into effect by the FSC (collectively, “Taiwan-IFRSs”).

Basis of Consolidation

The basis of preparation and the basis for the consolidated financial statements

The basis of preparation and the basis for the consolidated financial statements applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2016.

The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

			Establishment and Operating Location	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products		June 30, 2017	December 31, 2016	June 30, 2016	Note

TSMC	TSMC North America	Selling and marketing of integrated circuits and other semiconductor devices	San Jose, California, U.S.A.	100%	100%	100%	—
	TSMC Japan Limited (TSMC Japan)	Customer service and supporting activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry and other investment activities	Tortola, British Virgin Islands	100%	100%	100%	a)
	TSMC Korea Limited (TSMC Korea)	Customer service and supporting activities	Seoul, Korea	100%	100%	100%	a)
	TSMC Europe B.V. (TSMC Europe)	Customer service and supporting activities	Amsterdam, the Netherlands	100%	100%	100%	a)
	TSMC Global, Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	100%	100%	100%	—
	TSMC China Company Limited (TSMC China)	Manufacturing, selling, testing and computer-aided design of integrated circuits and other semiconductor devices	Shanghai, China	100%	100%	100%	—
	TSMC Nanjing Company Limited (TSMC Nanjing)	Manufacturing, selling, testing and computer-aided design of integrated circuits and other semiconductor devices	Nanjing, China	100%	100%	100%	b)
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in new start-up technology companies	Cayman Islands	98%	98%	98%	a)
	VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in new start-up technology companies	Cayman Islands	98%	98%	98%	a)
	TSMC Solar Europe GmbH	Selling of solar related products and providing customer service	Hamburg, Germany	100%	100%	100%	a), c)
	Chi Cherng Investment Co., Ltd. (Chi Cherng)	Investment activities	Taipei, Taiwan	—	—	100%	d)
	VisEra Technologies Company Ltd. (VisEra Tech)	Engaged in manufacturing electronic spare parts and in researching, developing, designing, manufacturing, selling, packaging and testing of color filter	Hsin-Chu, Taiwan	87%	87%	—	e)
TSMC Partners	TSMC Design Technology Canada Inc. (TSMC Canada)	Engineering support activities	Ontario, Canada	100%	100%	100%	a)
	TSMC Technology, Inc. (TSMC Technology)	Engineering support activities	Delaware, U.S.A.	100%	100%	100%	a)
	TSMC Development, Inc. (TSMC Development)	Investing in companies involved in the manufacturing related business in the semiconductor industry	Delaware, U.S.A.	100%	100%	100%	—
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Investing in new start-up technology companies	Cayman Islands	97%	97%	97%	a), f)
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Investing in new start-up technology companies	Cayman Islands	97%	97%	97%	a), f)
	VisEra Holding Company (VisEra Holding)	Investing in companies involved in the design, manufacturing and other related businesses in the semiconductor industry	Cayman Islands	—	—	98%	a), e)

(Continued)

			Establishment and Operating Location	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products		June 30, 2017	December 31, 2016	June 30, 2016	Note

TSMC Development	WaferTech, LLC (WaferTech)	Manufacturing, selling and testing of integrated circuits and other semiconductor devices	Washington, U.S.A.	100%	100%	100%	—
VTAF III	Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	New Taipei, Taiwan	58%	58%	58%	a)
	Growth Fund Limited (Growth Fund)	Investing in new start-up technology companies	Cayman Islands	100%	100%	100%	a)
VTAF III, VTAF II and TSMC	VentureTech Alliance Holdings, LLC (VTA Holdings)	Investing in new start-up technology companies	Delaware, U.S.A.	—	100%	100%	a), g)
VisEra Holding	VisEra Tech	Engaged in manufacturing electronic spare parts and in researching, developing, designing, manufacturing, selling, packaging and testing of color filter	Hsin-Chu, Taiwan	—	—	87%	e)

(Concluded)

Note a:	This is an immaterial subsidiary for which the consolidated financial statements are not reviewed by the Company’s independent accountants.
Note b:	Under the investment agreement entered into with the municipal government of Nanjing, China on March 28, 2016, the Company will make an investment in Nanjing in the amount of approximately US$3 billion to establish a subsidiary operating a 300mm wafer fab with the capacity of 20,000 12-inch wafers per month, and a design service center. TSMC Nanjing was established in May 2016.
Note c:	TSMC Solar Europe GmbH is in the process of liquidation.
Note d:	Chi Cherng was incorporated into TSMC in December 2016.
Note e:	To simplify investment structure, VisEra Tech owned by VisEra Holding was transferred to TSMC in the third quarter of 2016. In October 2016, VisEra Holding was incorporated into TSMC Partners, the subsidiary of TSMC.
Note f:	ISDF and ISDF II are in the process of liquidation.
Note g:	VTA Holdings completed the liquidation procedures in April 2017.

Hedge Accounting

Cash Flow Hedge

The Company designates certain hedging instruments, such as forward exchange contracts, to partially hedge its foreign exchange rate risks associated with certain highly probable forecast transactions, such as capital expenditures. The effective portion of changes in the fair value of hedging instruments is recognized in other comprehensive income. When the forecast transactions actually take place, the associated gains or losses that were recognized in other comprehensive income are removed from equity and included in the initial cost of the hedged items. The gains or losses from hedging instruments relating to the ineffective portion are recognized immediately in profit or loss.

Hedge accounting is discontinued prospectively when the Company revokes the designated hedging relationship, or when the hedging instruments expire or are sold, terminated, or exercised, or no longer meet the criteria for hedge accounting.

Retirement Benefits

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. The interim period income tax expense is accrued using the tax rate that would be applicable to expected total annual earnings, that is, the estimated average annual effective income tax rate applied to the pre-tax income of the interim period.

5.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION AND UNCERTAINTY

The same critical accounting judgments and key sources of estimates and uncertainty have been followed in these consolidated financial statements as were applied in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2016.

6.	CASH AND CASH EQUIVALENTS

	June 30, 2017	December 31, 2016	June 30, 2016

Cash and deposits in banks	$570,466,958	$536,895,344	$617,660,014
Repurchase agreements collateralized by corporate bonds	—	2,361,250	4,499,288
Commercial paper	—	1,997,239	—
Repurchase agreements collateralized by government bonds	—	—	200,000

	$570,466,958	$541,253,833	$622,359,302

Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and were subject to an insignificant risk of changes in value.

7.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	June 30, 2017	December 31, 2016	June 30, 2016

Financial assets

Held for trading
Forward exchange contracts	$209,435	$142,406	$143,834
Cross currency swap contracts	—	10,976	62,917

	209,435	153,382	206,751

Designated as at FVTPL
Time deposit	4,725,106	6,297,708	1,614,156
Forward exchange contracts	60,710	22	—

	4,785,816	6,297,730	1,614,156

	$4,995,251	$6,451,112	$1,820,907

Financial liabilities

Held for trading
Forward exchange contracts	$82,552	$91,585	$160,423
Cross currency swap contracts	—	—	7,408

	82,552	91,585	167,831

Designated as at FVTPL
Forward exchange contracts	—	99,550	10,873

	$82,552	$191,135	$178,704

The Company entered into derivative contracts to manage exposures due to fluctuations of foreign exchange rates. These derivative contracts did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for these derivative contracts.

Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)

June 30, 2017

Sell NT$/Buy EUR	July 2017	NT$5,591,846/EUR164,500
Sell NT$/Buy JPY	July 2017	NT$7,413,646/JPY27,100,000
Sell US$/Buy EUR	July 2017	US$89,202/EUR79,000
Sell US$/Buy JPY	July 2017	US$53,585/JPY6,000,000
Sell US$/Buy NT$	July 2017 to August 2017	US$277,700/NT$8,440,651
Sell US$/Buy RMB	July 2017 to September 2017	US$557,000/RMB3,805,715

December 31, 2016

Sell NT$/Buy EUR	January 2017	NT$5,393,329/EUR159,400
Sell NT$/Buy JPY	January 2017	NT$7,314,841/JPY26,501,800
Sell US$/Buy EUR	January 2017	US$4,180/EUR4,000
Sell US$/Buy JPY	January 2017	US$428/JPY50,000
Sell US$/Buy NT$	January 2017 to February 2017	US$439,000/NT$14,138,202
Sell US$/Buy RMB	January 2017 to June 2017	US$421,750/RMB2,908,380

June 30, 2016

Sell NT$/Buy EUR	July 2016	NT$2,114,352/EUR59,000
Sell NT$/Buy JPY	July 2016	NT$4,889,373/JPY15,521,040
Sell US$/Buy JPY	July 2016	US$166,271/JPY16,944,380
Sell US$/Buy RMB	July 2016 to June 2017	US$233,000/RMB1,538,880
Sell US$/Buy NT$	July 2016 to August 2016	US$498,000/NT$16,190,246

Outstanding cross currency swap contracts consisted of the following:

Maturity Date	Contract Amount (In Thousands)	Range of Interest Rates Paid	Range of Interest Rates Received

December 31, 2016

January 2017	US$170,000/NT$5,487,600	3.98%	—
June 30, 2016

July 2016	US$415,000/NT$13,452,895	0.66%-0.90%	—

8.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	June 30, 2017	December 31, 2016	June 30, 2016

Corporate bonds	$32,784,516	$29,999,508	$12,525,209
Agency bonds/Agency mortgage-backed securities	21,861,711	14,880,482	6,379,861
Asset-backed securities	12,005,502	11,254,757	6,029,248
Government bonds	6,607,624	8,457,362	2,366,035
Publicly traded stocks	2,635,124	3,196,658	2,893,386
Commercial paper	358,175	—	—
Money market funds	—	—	6,128,310

	$76,252,652	$67,788,767	$36,322,049

9.	HELD-TO-MATURITY FINANCIAL ASSETS

	June 30, 2017	December 31, 2016	June 30, 2016

Corporate bonds/Bank debentures	$21,157,966	$23,849,701	$26,988,011
Negotiable certificate of deposit	4,562,100	4,829,850	4,842,450
Structured product	1,520,700	1,609,950	2,000,000
Commercial paper	498,818	8,628,176	798,708

	$27,739,584	$38,917,677	$34,629,169

Current portion	$7,210,380	$16,610,116	$7,362,302
Noncurrent portion	20,529,204	22,307,561	27,266,867

	$27,739,584	$38,917,677	$34,629,169

10.	HEDGING DERIVATIVE FINANCIAL INSTRUMENTS

	June 30, 2017	December 31, 2016	June 30, 2016

Financial assets - current

Fair value hedges
Interest rate futures contracts	$4,783	$5,550	$—

Cash flow hedges
Forward exchange contracts	19,734	—	—

	$24,517	$5,550	$—

Financial liabilities - current

Fair value hedges
Interest rate futures contracts	$19	$—	$4,217

The Company entered into interest rate futures contracts, which are used to hedge against price risk caused by changes in interest rates in the Company’s investments in fixed income securities.

The outstanding interest rate futures contracts consisted of the following:

Maturity Period	Contract Amount (US$ in Thousands)

June 30, 2017

September 2017	US$	115,000

December 31, 2016

March 2017	US$	53,600

June 30, 2016

September 2016	US$	10,000

The Company entered into forward exchange contracts to partially hedge foreign exchange rate risks associated with certain highly probable forecast transactions, such as capital expenditures. These contracts have maturities of 12 months or less.

Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)

June 30, 2017

Sell NT$/Buy EUR	October 2017	NT$329,400/EUR10,000

11.	NOTES AND ACCOUNTS RECEIVABLE, NET

	June 30, 2017	December 31, 2016	June 30, 2016

Notes and accounts receivable	$110,365,090	$128,815,389	$111,788,384
Allowance for doubtful receivables	(471,808)	(480,118)	(488,197)

Notes and accounts receivable, net	$109,893,282	$128,335,271	$111,300,187

In principle, the payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month of when the invoice is issued. The allowance for doubtful receivables is assessed by reference to the collectability of receivables by performing the account aging analysis, historical experience and current financial condition of customers.

Except for those impaired, for the rest of the notes and accounts receivable, the account aging analysis at the end of the reporting period is summarized in the following table. Notes and accounts receivable include amounts that are past due but for which the Company has not recognized a specific allowance for doubtful receivables after the assessment since there has not been a significant change in the credit quality of its customers. In addition, the Company has obtained guarantee to certain receivables.

Aging analysis of notes and accounts receivable, net

	June 30, 2017	December 31, 2016	June 30, 2016

Neither past due nor impaired	$102,621,332	$108,411,408	$97,225,328
Past due but not impaired
Past due within 30 days	3,770,828	15,017,824	9,190,367
Past due 31-60 days	1,723,349	1,844,726	1,901,629
Past due 61-120 days	1,777,773	3,061,313	2,982,863

	$109,893,282	$128,335,271	$111,300,187

Movements of the allowance for doubtful receivables

	Individually Assessed for Impairment	Collectively Assessed for Impairment	Total

Balance at January 1, 2017	$1,848	$478,270	$480,118
Reversal/Write-off	(1,848)	(6,305)	(8,153)
Effect of exchange rate changes	—	(157)	(157)

Balance at June 30, 2017	$—	$471,808	$471,808

Balance at January 1, 2016	$10,241	$478,010	$488,251
Effect of exchange rate changes	—	(54)	(54)

Balance at June 30, 2016	$10,241	$477,956	$488,197

Aging analysis of accounts receivable that is individually determined as impaired

	June 30, 2017	December 31, 2016	June 30, 2016

Past due over 121 days	$—	$1,848	$10,241

12.	INVENTORIES

	June 30, 2017	December 31, 2016	June 30, 2016

Finished goods	$9,445,865	$8,521,873	$4,943,938
Work in process	42,817,413	33,330,870	50,604,010
Raw materials	5,866,098	4,012,190	2,765,102
Supplies and spare parts	2,881,149	2,817,300	2,392,764

	$61,010,525	$48,682,233	$60,705,814

Reversal of write-down of inventories resulting from the increase in net realizable value (excluding earthquake losses) and write-down of inventories to net realizable value (excluding earthquake losses) were included in the cost of revenue, which were as follows. Please refer to related earthquake losses in Note 33.

	Three Months Ended June 30		Six Months Ended June 30
	2017	2016	2017	2016

Inventory losses (reversal of write-down of inventories)	$(520,998)	$1,195,805	$(1,463,341)	$651,133

13.	FINANCIAL ASSETS CARRIED AT COST

	June 30, 2017	December 31, 2016	June 30, 2016

Non-publicly traded stocks	$2,749,463	$2,944,859	$3,176,575
Mutual funds	1,563,806	1,157,608	890,046

	$4,313,269	$4,102,467	$4,066,621

Since there is a wide range of estimated fair values of the Company’s investments in non-publicly traded stocks, the Company concludes that the fair value cannot be reliably measured and therefore should be measured at the cost less any impairment.

The stock of Impinj, Inc. was listed in July 2016. Accordingly, the Company reclassified the aforementioned investments from financial assets carried at cost to available-for-sale financial assets.

14.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

Associates consisted of the following:

		Place of	Carrying Amount			% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	June 30, 2017	December 31, 2016	June 30, 2016	June 30, 2017	December 31, 2016	June 30, 2016

Vanguard International Semiconductor Corporation (VIS)	Manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks	Hsin-Chu, Taiwan	$7,956,845	$8,806,384	$8,068,620	28%	28%	28%
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Manufacturing and selling of integrated circuits and other semiconductor devices	Singapore	7,596,341	7,163,516	10,154,793	39%	39%	39%
Xintec Inc. (Xintec)	Wafer level chip size packaging and wafer level post passivation interconnection service	Taoyuan, Taiwan	2,344,813	2,599,807	2,777,336	41%	41%	41%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsin-Chu, Taiwan	1,078,026	1,174,181	1,063,883	35%	35%	35%

			$18,976,025	$19,743,888	$22,064,632

Starting June 2016, the Company has no longer served as Motech’s board of director. As a result, the Company exercises no significant influence over Motech. Therefore, Motech is no longer accounted for using the equity method. Further, such investment was reclassified to available-for-sale financial assets and the Company recognized a disposal loss of NT$259,960 thousand.

The market prices of the investments accounted for using the equity method in publicly traded stocks calculated by the closing price at the end of the reporting period are summarized as follows. The closing price represents the quoted price in active markets, the level 1 fair value measurement.

Name of Associate	June 30, 2017	December 31, 2016	June 30, 2016

VIS	$27,853,410	$26,089,360	$24,511,000

GUC	$6,022,734	$3,664,997	$3,417,551

Xintec	$5,541,840	$3,622,227	$2,325,793

15.	PROPERTY, PLANT AND EQUIPMENT

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Assets under Finance Leases	Equipment under Installation and Construction in Progress	Total

Cost

Balance at January 1, 2017	$4,049,292	$304,404,474	$2,042,867,744	$34,729,640	$—	$387,199,675	$2,773,250,825
Additions (Deductions)	—	64,811,014	375,300,110	4,672,797	—	(248,117,207)	196,666,714
Disposals or retirements	—	(36,957)	(3,486,590)	(317,146)	—	—	(3,840,693)
Reclassification	—	—	8,791	1,507	—	—	10,298
Effect of exchange rate changes	(46,417)	(867,048)	(3,532,198)	(111,395)	—	(62,640)	(4,619,698)

Balance at June 30, 2017	$4,002,875	$368,311,483	$2,411,157,857	$38,975,403	$—	$139,019,828	$2,961,467,446

Accumulated depreciation and impairment

Balance at January 1, 2017	$524,845	$174,349,077	$1,577,377,509	$23,221,707	$—	$—	$1,775,473,138
Additions	14,012	9,400,481	104,345,520	2,339,103	—	—	116,099,116
Disposals or retirements	—	(28,816)	(3,333,518)	(317,093)	—	—	(3,679,427)
Reclassification	—	—	8,195	1,466	—	—	9,661
Effect of exchange rate changes	(29,236)	(713,609)	(3,239,046)	(79,910)	—	—	(4,061,801)

Balance at June 30, 2017	$509,621	$183,007,133	$1,675,158,660	$25,165,273	$—	$—	$1,883,840,687

Carrying amounts at January 1, 2017	$3,524,447	$130,055,397	$465,490,235	$11,507,933	$—	$387,199,675	$997,777,687

Carrying amounts at June 30, 2017	$3,493,254	$185,304,350	$735,999,197	$13,810,130	$—	$139,019,828	$1,077,626,759

Cost

Balance at January 1, 2016	$4,067,391	$296,801,864	$1,893,489,604	$30,700,049	$7,113	$192,111,548	$2,417,177,569
Additions	—	5,544,359	117,986,695	3,012,979	—	5,870,440	132,414,473
Disposals or retirements	—	—	(1,828,533)	(316,251)	—	—	(2,144,784)
Reclassification	—	—	—	7,113	(7,113)	—	—
Effect of exchange rate changes	(15,914)	(777,818)	(2,435,252)	(44,228)	—	(19,513)	(3,292,725)

Balance at June 30, 2016	$4,051,477	$301,568,405	$2,007,212,514	$33,359,662	$—	$197,962,475	$2,544,154,533

Accumulated depreciation and impairment

Balance at January 1, 2016	$506,185	$157,910,155	$1,385,857,655	$19,426,069	$7,113	$—	$1,563,707,177
Additions	14,949	8,772,080	98,462,355	2,103,508	—	—	109,352,892
Disposals or retirements	—	—	(1,808,905)	(316,190)	—	—	(2,125,095)
Reclassification	—	—	—	7,113	(7,113)	—	—
Effect of exchange rate changes	(9,643)	(575,262)	(2,034,628)	(31,113)	—	—	(2,650,646)

Balance at June 30, 2016	$511,491	$166,106,973	$1,480,476,477	$21,189,387	$—	$—	$1,668,284,328

Carrying amounts at June 30, 2016	$3,539,986	$135,461,432	$526,736,037	$12,170,275	$—	$197,962,475	$875,870,205

The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.

16.	INTANGIBLE ASSETS

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Cost
Balance at January 1, 2017	$6,007,975	$9,546,007	$22,243,595	$5,386,435	$43,184,012
Additions	—	671,467	902,376	242,792	1,816,635
Retirements	—	—	(75,237)	—	(75,237)
Reclassification	—	—	7,662	(17,960)	(10,298)
Effect of exchange rate changes	(243,177)	(1,089)	(4,585)	(3,895)	(252,746)

Balance at June 30, 2017	$5,764,798	$10,216,385	$23,073,811	$5,607,372	$44,662,366

Accumulated amortization and impairment

Balance at January 1, 2017	$—	$6,147,200	$18,144,428	$4,277,538	$28,569,166
Additions	—	774,708	1,045,257	245,494	2,065,459
Retirements	—	—	(75,237)	—	(75,237)
Reclassification	—	—	7,409	(17,070)	(9,661)
Effect of exchange rate changes	—	(1,094)	(3,985)	(1,174)	(6,253)

Balance at June 30, 2017	$—	$6,920,814	$19,117,872	$4,504,788	$30,543,474

Carrying amounts at January 1, 2017	$6,007,975	$3,398,807	$4,099,167	$1,108,897	$14,614,846

Carrying amounts at June 30, 2017	$5,764,798	$3,295,571	$3,955,939	$1,102,584	$14,118,892

Cost

Balance at January 1, 2016	$6,104,784	$8,454,304	$19,474,428	$4,879,026	$38,912,542
Additions	—	751,269	745,416	362,770	1,859,455
Retirements	—	—	(1,800)	—	(1,800)
Effect of exchange rate changes	(84,410)	2,910	(5,961)	(6,179)	(93,640)

Balance at June 30, 2016	$6,020,374	$9,208,483	$20,212,083	$5,235,617	$40,676,557

Accumulated amortization and impairment

Balance at January 1, 2016	$—	$4,779,388	$16,431,666	$3,635,608	$24,846,662
Additions	—	651,638	791,025	326,494	1,769,157
Retirements	—	—	(1,800)	—	(1,800)
Effect of exchange rate changes	—	2,910	(5,409)	(1,525)	(4,024)

Balance at June 30, 2016	$—	$5,433,936	$17,215,482	$3,960,577	$26,609,995

Carrying amounts at June 30, 2016	$6,020,374	$3,774,547	$2,996,601	$1,275,040	$14,066,562

The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rate of 8.40% in its test of impairment for December 31, 2016 to reflect the relevant specific risk in the cash-generating unit.

17.	OTHER ASSETS

	June 30, 2017	December 31, 2016	June 30, 2016

Tax receivable	$3,100,287	$2,325,825	$2,064,225
Prepaid expenses	1,242,518	1,007,026	1,159,387
Others	1,501,816	1,553,003	1,586,614

	$5,844,621	$4,885,854	$4,810,226

Current portion	$3,777,530	$3,385,422	$3,263,678
Noncurrent portion	2,067,091	1,500,432	1,546,548

	$5,844,621	$4,885,854	$4,810,226

18.	SHORT-TERM LOANS

	June 30, 2017	December 31, 2016	June 30, 2016

Unsecured loans
Amount	$54,745,200	$57,958,200	$38,739,600

Original loan content
US$ (in thousands)	$1,800,000	$1,800,000	$1,200,000
Annual interest rate	1.27%-1.33%	0.87%-1.07%	0.70%-0.77%
Maturity date	Due by July 2017	Due by January 2017	Due in July 2016

19.	PROVISIONS

The Company’s current provisions were provisions for sales returns and allowances.

Sales Returns and Allowances

Six months ended June 30, 2017

Balance, beginning of period	$18,037,789
Provision	20,743,207
Payment	(24,930,685)
Effect of exchange rate changes	(32,095)

Balance, end of period	$13,818,216

Six months ended June 30, 2016

Balance, beginning of period	$10,163,536
Provision	13,433,695
Payment	(14,070,519)
Effect of exchange rate changes	(30,823)

Balance, end of period	$9,495,889

Provisions for sales returns and allowances are estimated based on historical experience and the consideration of varying contractual terms, and are recognized as a reduction of revenue in the same period of the related product sales.

20.	BONDS PAYABLE

	June 30, 2017	December 31, 2016	June 30, 2016

Domestic unsecured bonds	$144,200,000	$154,200,000	$166,200,000
Overseas unsecured bonds	34,976,100	37,028,850	37,125,450

	179,176,100	191,228,850	203,325,450
Less: Discounts on bonds payable	(20,175)	(35,293)	(49,239)
Less: Current portion	(79,855,925)	(38,100,000)	(22,000,000)

	$99,300,000	$153,093,557	$181,276,211

The major terms of overseas unsecured bonds are as follows:

Issuance Period	Total Amount (US$ in Thousands)	Coupon Rate	Repayment and Interest Payment

April 2013 to April 2016	$350,000	0.95%	Bullet repayment; interest payable semi-annually
April 2013 to April 2018	1,150,000	1.625%	The same as above

21.	GUARANTEE DEPOSITS

	June 30, 2017	December 31, 2016	June 30, 2016

Capacity guarantee	$16,727,700	$20,929,350	$24,212,250
Receivables guarantee	4,293,198	5,559,960	—
Others	292,113	181,312	200,014

	$21,313,011	$26,670,622	$24,412,264

Current portion (classified under accrued expenses and other current liabilities)	$10,494,634	$12,000,189	$6,461,850
Noncurrent portion	10,818,377	14,670,433	17,950,414

	$21,313,011	$26,670,622	$24,412,264

Some of guarantee deposits were refunded to customers by offsetting related accounts receivable.

22.	EQUITY

a.	Capital stock

	June 30, 2017	December 31, 2016	June 30, 2016

Authorized shares (in thousands)	28,050,000	28,050,000	28,050,000

Authorized capital	$280,500,000	$280,500,000	$280,500,000

Issued and paid shares (in thousands)	25,930,380	25,930,380	25,930,380

Issued capital	$259,303,805	$259,303,805	$259,303,805

A holder of issued common shares with par value of NT$10 per share is entitled to vote and to receive dividends.

The authorized shares include 500,000 thousand shares allocated for the exercise of employee stock options.

As of June 30, 2017, 1,068,224 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,341,120 thousand shares (one ADS represents five common shares).

b.	Capital surplus

	June 30, 2017	December 31, 2016	June 30, 2016

Additional paid-in capital	$24,184,939	$24,184,939	$24,184,939
From merger	22,804,510	22,804,510	22,804,510
From convertible bonds	8,892,847	8,892,847	8,892,847
From share of changes in equities of subsidiaries	110,559	107,798	100,761
From share of changes in equities of associates	289,870	282,155	280,029
Donations	55	55	55

	$56,282,780	$56,272,304	$56,263,141

Under the relevant laws, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers and convertible bonds) may be used to offset a deficit; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or stock dividends up to a certain percentage of TSMC’s paid-in capital. The capital surplus from share of changes in equities of subsidiaries and associates may be used to offset a deficit; however, when generated from issuance of restricted shares for employees, such capital surplus may not be used for any purpose.

c.	Retained earnings and dividend policy

In accordance with the amendments to the R.O.C. Company Act in May 2015, the recipients of dividends and bonuses are limited to shareholders and do not include employees. The amendments to TSMC’s Articles of Incorporation on earnings distribution policy had been approved by TSMC’s shareholders in its meeting held on June 7, 2016. For policy about the profit sharing bonus to employees, please refer to Note 27.

TSMC’s amended Articles of Incorporation provide that, when allocating the net profits for each fiscal year, TSMC shall first offset its losses in previous years and then set aside the following items accordingly:

1)	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals TSMC’s paid-in capital;

2)	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

3)	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.

TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of earnings shall be made preferably by way of cash dividend. Distribution of earnings may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are subject to shareholders’ approval in the following year.

The appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

Pursuant to existing regulations, the Company is required to set aside additional special capital reserve equivalent to the net debit balance of the other components of stockholders’ equity, such as the accumulated balance of foreign currency translation reserve, unrealized valuation gain/loss from available-for-sale financial assets, gain/loss from changes in fair value of hedging instruments in cash flow hedges, etc. For the subsequent decrease in the deduction amount to stockholders’ equity, any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of 2016 and 2015 earnings have been approved by TSMC’s shareholders in its meetings held on June 8, 2017 and June 7, 2016, respectively. The appropriations and dividends per share were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2016	For Fiscal Year 2015	For Fiscal Year 2016	For Fiscal Year 2015

Legal capital reserve	$33,424,718	$30,657,384
Cash dividends to shareholders	181,512,663	155,582,283	$7.0	$6.0

	$214,937,381	$186,239,667

Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated since January 1, 1998.

d.	Others

Changes in others were as follows:

	Six Months Ended June 30, 2017
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Unearned Stock-Based Employee Compensation	Total

Balance, beginning of period	$1,661,237	$2,641	$105	$—	$1,663,983
Exchange differences arising on translation of foreign operations	(19,888,672)	—	—	—	(19,888,672)
Changes in fair value of available-for-sale financial assets	—	(130,925)	—	—	(130,925)
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	—	61,679	—	—	61,679
Gain/(loss) arising on changes in the fair value of hedging instruments	—	—	82,504	—	82,504
Transferred to initial carrying amount of hedged items	—	—	(63,507)	—	(63,507)

(Continued)

	Six Months Ended June 30, 2017
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Unearned Stock-Based Employee Compensation	Total

Share of other comprehensive income (loss) of associates	$(59,080)	$436	$14	$—	$(58,630)
Share of unearned stock-based employee compensation of associates	—	—	—	(15,384)	(15,384)
Income tax effect	—	54,721	(2,280)	—	52,441

Balance, end of period	$(18,286,515)	$(11,448)	$16,836	$(15,384)	$(18,296,511)

(Concluded)

	Six Months Ended June 30, 2016
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total

Balance, beginning of period	$11,039,949	$734,771	$(607)	$11,774,113
Exchange differences arising on translation of foreign operations	(6,981,647)	—	—	(6,981,647)
Other comprehensive income reclassified to profit or loss upon disposal of subsidiaries	36,105	—	—	36,105
Changes in fair value of available-for-sale financial assets	—	112,904	—	112,904
Cumulative gain reclassified to profit or loss upon disposal of available-for-sale financial assets	—	(89,669)	—	(89,669)
Share of other comprehensive income (loss) of associates and joint venture	(8,260)	24,784	285	16,809
Other comprehensive loss reclassified to profit or loss upon disposal of associates	(4,712)	(3,469)	—	(8,181)
Income tax effect	—	27,640	—	27,640

Balance, end of period	$4,081,435	$806,961	$(322)	$4,888,074

The aforementioned other equity includes the changes in other equities of TSMC and TSMC’s share of its subsidiaries and associates.

23.	NET REVENUE

	Three Months Ended June 30		Six Months Ended June 30
	2017	2016	2017	2016

Net revenue from sale of goods	$213,731,711	$221,667,204	$447,486,888	$425,050,621
Net revenue from royalties	123,501	142,642	282,724	254,586

	$213,855,212	$221,809,846	$447,769,612	$425,305,207

24.	OTHER GAINS AND LOSSES

	Three Months Ended June 30		Six Months Ended June 30
	2017	2016	2017	2016

Gain (loss) on disposal of financial assets, net
Available-for-sale financial assets	$(50,329)	$100,498	$(59,311)	$89,669
Financial assets carried at cost	4,753	5,628	4,753	20,009
Loss on disposal of investments accounted for using equity method, net	—	(259,960)	—	(259,960)
Other gains	92,681	25,210	128,776	62,638
Net gain (loss) on financial instruments at FVTPL
Held for trading	923,136	1,297,816	1,296,276	2,829,951
Designated as at FVTPL	47,530	(70,947)	97,664	(70,947)
Gain (loss) arising from fair value hedges, net	(4,007)	404	(23,494)	(841)
Impairment loss on financial assets
Financial assets carried at cost	—	(30,872)	(12,032)	(30,872)
Loss from liquidation of subsidiaries	—	(36,105)	—	(36,105)
Other losses	(4,913)	(2,671)	(8,592)	(15,242)

	$1,008,851	$1,029,001	$1,424,040	$2,588,300

25.	INCOME TAX

a.	Income tax expense recognized in profit or loss

	Three Months Ended June 30		Six Months Ended June 30
	2017	2016	2017	2016

Current income tax expense
Current tax expense recognized in the current period	$20,033,186	$20,823,242	$32,675,274	$29,469,752
Income tax adjustments on prior years	(938,292)	(1,035,405)	(938,292)	(1,035,405)
Other income tax adjustments	34,178	169,156	70,534	204,996

	19,129,072	19,956,993	31,807,516	28,639,343

Deferred income tax expense (benefit)
The origination and reversal of temporary differences	(719,574)	(51,179)	(1,759,110)	(297,929)
Investment tax credits and operating loss carryforward	1,437,317	972,298	—	—

	717,743	921,119	(1,759,110)	(297,929)

Income tax expense recognized in profit or loss	$19,846,815	$20,878,112	$30,048,406	$28,341,414

b.	Income tax expense recognized in other comprehensive income

	Three Months Ended June 30		Six Months Ended June 30
	2017	2016	2017	2016

Deferred income tax benefit (expense)
Related to unrealized gain/loss on available-for-sale financial assets	$8,321	$10,200	$54,721	$27,640
Related to gain/loss on cash flow hedges	(2,280)	—	(2,280)	—

Total income tax recognized in other comprehensive income	$6,041	$10,200	$52,441	$27,640

c.	Integrated income tax information

	June 30, 2017	December 31, 2016	June 30, 2016

Balance of the Imputation
Credit Account - TSMC	$120,076,806	$82,072,562	$90,045,123

The estimated and actual creditable ratio for distribution of TSMC’s earnings of 2016 and 2015 were 13.90% and 12.57%, respectively; however, the creditable ratio for individual shareholders residing in the R.O.C. is half of the original creditable ratio according to the R.O.C. Income Tax Law.

The imputation credit allocated to shareholders is based on its balance as of the date of the dividend distribution. The estimated creditable ratio may change when the actual distribution of the imputation credit is made.

All of TSMC’s earnings generated prior to December 31, 1997 have been appropriated.

d.	Income tax examination

The tax authorities have examined income tax returns of TSMC through 2014. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

26.	EARNINGS PER SHARE

	Three Months Ended June 30		Six Months Ended June 30
	2017	2016	2017	2016

Basic EPS	$2.56	$2.80	$5.94	$5.29

Diluted EPS	$2.56	$2.80	$5.94	$5.29

EPS is computed as follows:

	Amounts (Numerator)	Number of Shares (Denominator) (In Thousands)	EPS (NT$)

Three months ended June 30, 2017

Basic/Diluted EPS
Net income available to common shareholders of the parent	$66,271,019	25,930,380	$2.56

Three months ended June 30, 2016

Basic/Diluted EPS
Net income available to common shareholders of the parent	$72,506,321	25,930,380	$2.80

Six months ended June 30, 2017

Basic/Diluted EPS
Net income available to common shareholders of the parent	$153,899,917	25,930,380	$5.94

Six months ended June 30, 2016

Basic/Diluted EPS
Net income available to common shareholders of the parent	$137,287,814	25,930,380	$5.29

27.	ADDITIONAL INFORMATION OF EXPENSES BY NATURE

	Three Months Ended June 30		Six Months Ended June 30
	2017	2016	2017	2016

a. Depreciation of property, plant and equipment

Recognized in cost of revenue	$52,169,204	$50,255,557	$106,662,166	$101,084,838
Recognized in operating expenses	4,790,330	4,140,384	9,424,507	8,255,414
Recognized in other operating income and expenses	6,221	6,222	12,443	12,640

	$56,965,755	$54,402,163	$116,099,116	$109,352,892

	Three Months Ended June 30		Six Months Ended June 30
	2017	2016	2017	2016

b. Amortization of intangible assets

Recognized in cost of revenue	$514,854	$491,251	$1,042,762	$980,928
Recognized in operating expenses	511,781	381,574	1,022,697	788,229

	$1,026,635	$872,825	$2,065,459	$1,769,157

c. Research and development costs expensed as incurred	$19,057,456	$16,903,540	$38,469,849	$32,522,503

d. Employee benefits expenses

Post-employment benefits
Defined contribution plans	$580,666	$527,976	$1,156,426	$1,054,449
Defined benefit plans	67,887	68,034	135,762	136,059

	648,553	596,010	1,292,188	1,190,508
Other employee benefits	22,809,113	22,846,683	48,098,295	44,346,307

	$23,457,666	$23,442,693	$49,390,483	$45,536,815

Employee benefits expense summarized by function
Recognized in cost of revenue	$13,905,886	$13,811,159	$29,134,786	$26,916,580
Recognized in operating expenses	9,551,780	9,631,534	20,255,697	18,620,235

	$23,457,666	$23,442,693	$49,390,483	$45,536,815

In accordance with the amendments to the R.O.C. Company Act in May 2015 and the amended TSMC’s Articles of Incorporation approved by TSMC’s shareholders in its meeting held on June 7, 2016, TSMC shall allocate compensation to directors and profit sharing bonus to employees of TSMC not more than 0.3% and not less than 1% of annual profits during the period, respectively.

TSMC accrued profit sharing bonus to employees based on a percentage of net income before income tax, profit sharing bonus to employees and compensation to directors during the period, which amounted to NT$4,445,463 thousand and NT$4,863,012 thousand for the three months ended June 30, 2017 and 2016, respectively; and NT$10,322,557 thousand and NT$9,207,536 thousand for the six months ended June 30, 2017 and 2016, respectively. Compensation to directors was expensed based on estimated amount payable. If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the differences are recorded as a change in accounting estimate.

The Board of Directors of TSMC held on February 14, 2017 approved the profit sharing bonus to employees and compensation to directors in the amounts of NT$22,418,339 thousand and NT$376,432 thousand in cash for 2016, respectively. There is no significant difference between the aforementioned approved amounts and the amounts charged against earnings of 2016.

TSMC’s profit sharing bonus to employees and compensation to directors in the amounts of NT$20,556,888 thousand and NT$356,186 thousand in cash for 2015, respectively, had been approved by the Board of Directors on February 2, 2016. The profit sharing bonus to employees and compensation to directors in cash for 2015 had been reported to TSMC’s shareholders in its meeting held on June 7, 2016, after the amended TSMC’s Articles of Incorporation had been approved. The aforementioned approved amount has no difference with the one recognized in the consolidated financial statements for the year ended December 31, 2015.

The information about the appropriations of TSMC’s profit sharing bonus to employees and compensation to directors is available at the Market Observation Post System website.

28.	FINANCIAL INSTRUMENTS

a.	Categories of financial instruments

	June 30, 2017	December 31, 2016	June 30, 2016

Financial assets
FVTPL
Held for trading	$209,435	$153,382	$206,751
Designated as at FVTPL	4,785,816	6,297,730	1,614,156
Available-for-sale financial assets (Note)	80,565,921	71,891,234	40,388,670
Held-to-maturity financial assets	27,739,584	38,917,677	34,629,169
Derivative financial instruments in designated hedge accounting relationships	24,517	5,550	—
Loans and receivables
Cash and cash equivalents	570,466,958	541,253,833	622,359,302
Notes and accounts receivable (including related parties)	110,329,283	129,304,830	111,724,397
Other receivables	3,982,456	2,626,401	5,503,244
Refundable deposits	742,707	407,874	441,447

	$798,846,677	$790,858,511	$816,867,136

Financial liabilities
FVTPL
Held for trading	$82,552	$91,585	$167,831
Designated as at FVTPL	—	99,550	10,873
Derivative financial instruments in designated hedge accounting relationships	19	—	4,217
Amortized cost
Short-term loans	54,745,200	57,958,200	38,739,600
Accounts payable (including related parties)	25,611,675	27,324,525	23,154,264
Payables to contractors and equipment suppliers	50,376,846	63,154,514	48,102,264
Cash dividends payable	181,626,763	—	155,696,382
Accrued expenses and other current liabilities	21,005,399	20,713,259	20,189,411

(Continued)

	June 30, 2017	December 31, 2016	June 30, 2016

Bonds payable (including long-term liabilities-current portion)	$179,155,925	$191,193,557	$203,276,211
Long-term bank loans (including long-term liabilities-current portion)	26,620	31,460	36,300
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	21,313,011	26,670,622	24,412,264

	$533,944,010	$387,237,272	$513,789,617

(Concluded)

Note:	Including financial assets carried at cost.

b.	Financial risk management objectives

The Company seeks to ensure sufficient cost-efficient funding readily available when needed. The Company manages its exposure to foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk with the objective to reduce the potentially adverse effects the market uncertainties may have on its financial performance.

The plans for material treasury activities are reviewed by Audit Committees and/or Board of Directors in accordance with procedures required by relevant regulations or internal controls. During the implementation of such plans, Corporate Treasury function must comply with certain treasury procedures that provide guiding principles for overall financial risk management and segregation of duties.

c.	Market risk

The Company is exposed to the financial market risks, primarily changes in foreign currency exchange rates, interest rates and equity investment prices.

Foreign currency risk

Most of the Company’s operating activities are denominated in foreign currencies. Consequently, the Company is exposed to foreign currency risk. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, the Company utilizes derivative financial instruments, such as forward exchange contracts and cross currency swaps, and non-derivative financial instruments, such as foreign currency-denominated debt, to partially hedge its currency exposure.

The Company’s sensitivity analysis of foreign currency risk mainly focuses on the foreign currency monetary items and the derivatives financial instruments at the end of the reporting period. Assuming an unfavorable 10% movement in the levels of foreign exchanges relative to the New Taiwan dollar, the net income for the six months ended June 30, 2017 and 2016 would have decreased by NT$503,920 thousand and NT$89,642 thousand, respectively, and the other comprehensive income for the six months ended June 30, 2017 would have decreased by NT$34,770 thousand.

Interest rate risk

The Company is exposed to interest rate risk primarily related to its outstanding debt and investments in fixed income securities. All of the Company’s bonds payable have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows. On the other hand, because interest rates of the Company’s long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value.

Assuming the amount of the long-term bank loans at the end of the reporting period had been outstanding for the entire period and all other variables were held constant, a hypothetical 100 basis point (1.00%) increase in interest rates would have resulted in an increase in the interest expense, net of tax, by approximately NT$110 thousand and NT$151 thousand for the six months ended June 30, 2017 and 2016, respectively.

The Company classified its investments in fixed income securities as held-to-maturity and available-for-sale financial assets. Because held-to-maturity fixed income securities are measured at amortized cost, changes in interest rates would not affect the fair value. On the other hand, available-for-sale fixed income securities are exposed to fair value fluctuations caused by changes in interest rates. The Company utilized interest rate futures to partially hedge the interest rate risk on its available-for-sale fixed income investments. These hedges may offset only a portion of, but do not eliminate, the financial impact from movements in interest rates.

Based on a sensitivity analysis performed for the six months ended June 30, 2017 and 2016, a hypothetical 100 basis points (1.00%) increase in interest rates across all maturities would have resulted in a decrease in other comprehensive income by NT$1,717,186 thousand and NT$607,921 thousand, respectively.

Other price risk

The Company is exposed to equity price risk arising from available-for-sale equity investments.

Assuming a hypothetical decrease of 5% in prices of the equity investments at the end of the reporting period for the six months ended June 30, 2017 and 2016, the other comprehensive income would have decreased by NT$329,734 thousand and NT$328,089 thousand, respectively.

d.	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company is exposed to credit risk from operating activities, primarily trade receivables, and from investing activities, primarily deposits, fixed-income investments and other financial instruments with banks. Credit risk is managed separately for business related and financial related exposures. As of the end of the reporting period, the Company’s maximum credit risk exposure is mainly from the carrying amount of financial assets.

Business related credit risk

The Company has considerable trade receivables outstanding with its customers worldwide. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen.

As of June 30, 2017, December 31, 2016 and June 30, 2016, the Company’s ten largest customers accounted for 70%, 74% and 69% of accounts receivable, respectively. The Company believes the concentration of credit risk is not material for the remaining accounts receivable.

Financial credit risk

The Company regularly monitors and reviews the concentration limit applied to counterparties and adjusts the concentration limit according to market conditions and the credit standing of the counterparties. The Company mitigates its exposure by limiting the exposure to any individual counterparty and by selecting counterparties with investment-grade credit ratings.

e.	Liquidity risk management

The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business requirements associated with existing operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate cash and cash equivalent, short-term available-for-sale financial assets and short-term held-to-maturity financial assets.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments, including principal and interest.

	Less Than 1 Year	2-3 Years	4-5 Years	5+ Years	Total

June 30, 2017

Non-derivative financial liabilities

Short-term loans	$54,765,829	$—	$—	$—	$54,765,829
Accounts payable (including related parties)	25,611,675	—	—	—	25,611,675
Payables to contractors and equipment suppliers	50,376,846	—	—	—	50,376,846
Accrued expenses and other current liabilities	21,005,399	—	—	—	21,005,399
Bonds payable	82,131,653	66,178,944	13,623,019	22,784,016	184,717,632
Long-term bank loans	10,382	17,389	—	—	27,771
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	10,494,634	10,732,609	85,768	—	21,313,011

	244,396,418	76,928,942	13,708,787	22,784,016	357,818,163

Derivative financial instruments

Forward exchange contracts
Outflows	43,064,181	—	—	—	43,064,181
Inflows	(43,297,762)	—	—	—	(43,297,762)

	(233,581)	—	—	—	(233,581)

	$244,162,837	$76,928,942	$13,708,787	$22,784,016	$357,584,582

December 31, 2016

Non-derivative financial liabilities

Short-term loans	$57,974,562	$—	$—	$—	$57,974,562
Accounts payable (including related parties)	27,324,525	—	—	—	27,324,525
Payables to contractors and equipment suppliers	63,154,514	—	—	—	63,154,514
Accrued expenses and other current liabilities	20,713,259	—	—	—	20,713,259
Bonds payable	40,669,468	99,161,486	35,340,742	22,979,426	198,151,122
Long-term bank loans	10,543	20,116	2,423	—	33,082
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	12,000,189	13,060,483	1,609,950	—	26,670,622

	221,847,060	112,242,085	36,953,115	22,979,426	394,021,686

(Continued)

	Less Than 1 Year	2-3 Years	4-5 Years	5+ Years	Total

Derivative financial instruments

Forward exchange contracts
Outflows	$40,571,841	$—	$—	$—	$40,571,841
Inflows	(40,586,344)	—	—	—	(40,586,344)

	(14,503)	—	—	—	(14,503)

Cross currency swap contracts
Outflows	5,478,066	—	—	—	5,478,066
Inflows	(5,487,600)	—	—	—	(5,487,600)

	(9,534)	—	—	—	(9,534)

	$221,823,023	$112,242,085	$36,953,115	$22,979,426	$393,997,649

June 30, 2016

Non-derivative financial liabilities

Short-term loans	$38,743,592	$—	$—	$—	$38,743,592
Accounts payable (including related parties)	23,154,264	—	—	—	23,154,264
Payables to contractors and equipment suppliers	48,102,264	—	—	—	48,102,264
Accrued expenses and other current liabilities	20,189,411	—	—	—	20,189,411
Bonds payable	24,797,738	101,437,838	62,143,440	23,174,836	211,553,852
Long-term bank loans	11,040	21,056	6,353	—	38,449
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	6,461,850	13,107,964	4,842,450	—	24,412,264

	161,460,159	114,566,858	66,992,243	23,174,836	366,194,096

Derivative financial instruments

Forward exchange contracts
Outflows	35,970,330	—	—	—	35,970,330
Inflows	(35,960,606)	—	—	—	(35,960,606)

	9,724	—	—	—	9,724

Cross currency swap contracts
Outflows	13,404,146	—	—	—	13,404,146
Inflows	(13,452,895)	—	—	—	(13,452,895)

	(48,749)	—	—	—	(48,749)

	$161,421,134	$114,566,858	$66,992,243	$23,174,836	$366,155,071

(Concluded)

f.	Fair value of financial instruments

1)	Fair value measurements recognized in the consolidated balance sheets

Fair value measurements are grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

2)	Fair value of financial instruments that are measured at fair value on a recurring basis

Fair value hierarchy

The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	June 30, 2017
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Held for trading
Forward exchange contracts	$—	$209,435	$—	$209,435
Designated as at FVTPL
Time deposit	—	4,725,106	—	4,725,106
Forward exchange contracts	—	60,710	—	60,710

	$—	$4,995,251	$—	$4,995,251

Available-for-sale financial assets

Corporate bonds	$32,784,516	$—	$—	$32,784,516
Agency bonds/Agency mortgage-backed securities	21,861,711	—	—	21,861,711
Asset-backed securities	—	12,005,502	—	12,005,502
Government bonds	6,607,624	—	—	6,607,624
Publicly traded stocks	2,635,124	—	—	2,635,124
Commercial paper	—	358,175	—	358,175

	$63,888,975	$12,363,677	$—	$76,252,652

Hedging derivative financial assets

Fair value hedges
Interest rate futures contracts	$4,783	$—	$—	$4,783
Cash flow hedges
Forward exchange contracts	—	19,734	—	19,734

	$4,783	$19,734	$—	$24,517

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$—	$82,552	$—	$82,552

Hedging derivative financial liabilities

Fair value hedges
Interest rate futures contracts	$19	$—	$—	$19

	December 31, 2016
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Held for trading
Forward exchange contracts	$—	$142,406	$—	$142,406
Cross currency swap contracts	—	10,976	—	10,976
Designated as at FVTPL
Time deposit	—	6,297,708	—	6,297,708
Forward exchange contracts	—	22	—	22

	$—	$6,451,112	$—	$6,451,112

Available-for-sale financial assets

Corporate bonds	$29,999,508	$—	$—	$29,999,508
Agency bonds/Agency mortgage-backed securities	14,880,482	—	—	14,880,482
Asset-backed securities	—	11,254,757	—	11,254,757
Government bonds	8,457,362	—	—	8,457,362
Publicly traded stocks	3,196,658	—	—	3,196,658

	$56,534,010	$11,254,757	$—	$67,788,767

Hedging derivative financial assets

Fair value hedges
Interest rate futures contracts	$5,550	$—	$—	$5,550

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$—	$91,585	$—	$91,585
Designated as at FVTPL
Forward exchange contracts	—	99,550	—	99,550

	$—	$191,135	$—	$191,135

	June 30, 2016
	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL

Held for trading
Forward exchange contracts	$—	$143,834	$—	$143,834
Cross currency swap contracts	—	62,917	—	62,917
Designated as at FVTPL
Time deposit	—	1,614,156	—	1,614,156

	$—	$1,820,907	$—	$1,820,907

Available-for-sale financial assets

Corporate bonds	$12,525,209	$—	$—	$12,525,209
Agency bonds/Agency mortgage-backed securities	6,379,861	—	—	6,379,861
Money market funds	6,128,310	—	—	6,128,310
Asset-backed securities	—	6,029,248	—	6,029,248
Publicly traded stocks	2,893,386	—	—	2,893,386
Government bonds	2,366,035	—	—	2,366,035

	$30,292,801	$6,029,248	$—	$36,322,049

(Continued)

	June 30, 2016
	Level 1	Level 2	Level 3	Total

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$—	$160,423	$—	$160,423
Cross currency swap contracts	—	7,408	—	7,408
Designated as at FVTPL
Forward exchange contracts	—	10,873	—	10,873

	$—	$178,704	$—	$178,704

Hedging derivative financial liabilities

Fair value hedges
Interest rate futures contracts	$4,217	$—	$—	$4,217

(Concluded)

There were no transfers between Level 1 and Level 2 for the six months ended June 30, 2017 and 2016, respectively.

There were no purchases and disposals for assets classified as Level 3 for the six months ended June 30, 2017 and 2016, respectively.

Valuation techniques and assumptions used in fair value measurement

The fair values of financial assets and financial liabilities are determined as follows:

•	The fair values of interest rate futures contracts, publicly traded stocks, government bonds, agency bonds, agency mortgage-backed securities, corporate bonds and money market funds are determined by quoted market prices in active markets.

•	Forward exchange contracts and cross currency swap contracts are measured using forward exchange rates and the discounted curves that are derived from quoted market prices. For investments in asset-backed securities, the fair values are determined by quoted market prices. For investments in commercial paper and time deposit designated as FVTPL, the fair values are determined by the present value of future cash flows based on the discounted curves that are derived from the quoted market prices.

3)	Fair value of financial instruments that are not measured at fair value

Except as detailed in the following table, the Company considers that the carrying amounts of financial instruments that are not measured at fair value recognized in the consolidated financial statements approximate their fair values.

	June 30, 2017		December 31, 2016		June 30, 2016
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial assets

Held-to-maturity financial assets
Corporate bonds/Bank debentures	$21,157,966	$21,340,032	$23,849,701	$23,996,429	$26,988,011	$27,051,457
Negotiable certificate of deposit	4,562,100	4,570,388	4,829,850	4,847,785	4,842,450	4,849,988
Structured product	1,520,700	1,513,255	1,609,950	1,609,738	2,000,000	1,997,850
Commercial paper	498,818	499,928	8,628,176	8,630,769	798,708	799,370

Financial liabilities

Measured at amortized cost
Bonds payable	179,155,925	181,206,172	191,193,557	192,845,296	203,276,211	205,939,533

Fair value hierarchy

The table below sets out the fair value hierarchy for the Company’s assets and liabilities which are not required to measure at fair value:

	June 30, 2017
	Level 1	Level 2	Level 3	Total

Financial assets

Held-to-maturity securities
Corporate bonds/Bank debentures	$21,340,032	$—	$—	$21,340,032
Negotiable certificate of deposit	—	4,570,388	—	4,570,388
Structured product	—	1,513,255	—	1,513,255
Commercial paper	—	499,928	—	499,928

	$21,340,032	$6,583,571	$—	$27,923,603

Financial liabilities

Measured at amortized cost
Bonds payable	$181,206,172	$—	$—	$181,206,172

	December 31, 2016
	Level 1	Level 2	Level 3	Total

Financial assets

Held-to-maturity securities
Corporate bonds/Bank debentures	$23,996,429	$—	$—	$23,996,429
Commercial paper	—	8,630,769	—	8,630,769
Negotiable certificate of deposit	—	4,847,785	—	4,847,785
Structured product	—	1,609,738	—	1,609,738

	$23,996,429	$15,088,292	$—	$39,084,721

Financial liabilities

Measured at amortized cost
Bonds payable	$192,845,296	$—	$—	$192,845,296

	June 30, 2016
	Level 1	Level 2	Level 3	Total

Financial assets

Held-to-maturity securities
Corporate bonds/Bank debentures	$27,051,457	$—	$—	$27,051,457
Negotiable certificate of deposit	—	4,849,988	—	4,849,988
Structured product	—	1,997,850	—	1,997,850
Commercial paper	—	799,370	—	799,370

	$27,051,457	$7,647,208	$—	$34,698,665

Financial liabilities

Measured at amortized cost
Bonds payable	$205,939,533	$—	$—	$205,939,533

Fair value measurement

For investments in bonds, the fair value is determined using active market prices.

For investments in negotiable certificate of deposit and structured product, the fair values are determined by quoted market prices. For investment in commercial paper, the fair value is determined by the present value of future cash flows based on the discounted curves that are derived from the quoted market prices.

The fair value of the Company’s bonds payable is determined using active market prices.

29.	RELATED PARTY TRANSACTIONS

Intercompany balances and transactions between TSMC and its subsidiaries, which are related parties of TSMC, have been eliminated upon consolidation; therefore those items are not disclosed in this note. The following is a summary of significant transactions between the Company and other related parties:

a.	Related party name and categories

Related Party Name	Related Party Categories

GUC	Associates
VIS	Associates
SSMC	Associates
Xintec	Associates

b.	Net revenue

		Three Months Ended June 30		Six Months Ended June 30
		2017	2016	2017	2016

Item	Related Party Categories

Net revenue from sale of goods	Associates	$1,978,999	$957,496	$3,503,149	$2,562,512

Net revenue from royalties	Associates	$123,501	$137,376	$241,276	$249,320

c.	Purchases

	Three Months Ended June 30		Six Months Ended June 30
	2017	2016	2017	2016

Related Party Categories

Associates	$2,257,852	$2,441,794	$4,885,920	$4,787,039

d.	Receivables from related parties

		June 30, 2017	December 31, 2016	June 30, 2016

Item	Related Party Name

Receivables from related parties	GUC	$427,943	$969,136	$423,963
	Others	8,058	423	247

		$436,001	$969,559	$424,210

Other receivables from related parties	VIS	$1,474,583	$86,038	$1,296,830
	SSMC	57,619	60,641	54,395
	Others	119	109	195,754

		$1,532,321	$146,788	$1,546,979

e.	Payables to related parties

		June 30, 2017	December 31, 2016	June 30, 2016

Item	Related Party Name

Payables to related parties	SSMC	$458,644	$506,121	$257,953
	VIS	416,232	587,407	485,679
	Xintec	203,620	124,541	264,153
	Others	23,280	44,105	29,331

		$1,101,776	$1,262,174	$1,037,116

f.	Accrued expenses and other current liabilities

		June 30, 2017	December 31, 2016	June 30, 2016

Item	Related Party Categories

Advance receipts	Associates	$802,325	$210,791	$—

g.	Others

		Three Months Ended June 30		Six Months Ended June 30
		2017	2016	2017	2016

Item	Related Party Categories

Manufacturing expenses	Associates	$306,338	$387,637	$562,995	$773,810

Research and development expenses	Associates	$16,634	$27,986	$31,123	$69,078

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, price and terms were determined in accordance with mutual agreements.

The Company leased factory and office from Xintec and VIS. The lease terms and prices were both determined in accordance with mutual agreements. The rental expenses were paid to Xintec and VIS monthly; the related expenses were both classified under manufacturing expenses.

The Company deferred the disposal gain/loss derived from sales of property, plant and equipment to related parties (transactions with associates), and then recognized such gain/loss over the depreciable lives of the disposed assets.

h.	Compensation of key management personnel

The compensation to directors and other key management personnel for the three months and six months ended June 30, 2017 and 2016 were as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2017	2016	2017	2016

Short-term employee benefits	$464,115	$477,001	$991,168	$851,777
Post-employment benefits	947	1,073	2,093	2,111

	$465,062	$478,074	$993,261	$853,888

The compensation to directors and other key management personnel were determined by the Compensation Committee of TSMC in accordance with the individual performance and the market trends.

30.	PLEDGED ASSETS

The Company provided certificate of deposits recorded in other financial assets as collateral mainly for building lease agreements. As of June 30, 2017, December 31, 2016 and June 30, 2016, the aforementioned other financial assets amounted to NT$177,567 thousand, NT$185,698 thousand and NT$154,829 thousand, respectively.

31.	SIGNIFICANT OPERATING LEASE ARRANGEMENTS

The Company’s major significant operating leases are arrangements on several parcels of land and office premises.

Future minimum lease payments under the above non-cancellable operating leases are as follows:

	June 30, 2017	December 31, 2016	June 30, 2016

Not later than 1 year	$1,314,592	$1,321,546	$1,314,854
Later than 1 year and not later than 5 years	3,729,082	3,677,432	3,945,083
Later than 5 years	6,510,866	6,623,957	7,807,962

	$11,554,540	$11,622,935	$13,067,899

32.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:

a.	Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity provided TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. As of June 30, 2017, the R.O.C. Government did not invoke such right.

b.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips spun-off its semiconductor subsidiary which was renamed as NXP B.V. Further, TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. TSMC and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of June 30, 2017.

c.	TSMC joined the Customer Co-Investment Program of ASML and entered into the investment agreement in August 2012. The agreement includes an investment of EUR837,816 thousand by TSMC Global to acquire 5% of ASML’s equity with a lock-up period of 2.5 years. TSMC Global has acquired the aforementioned equity on October 31, 2012. The lock-up period expired on May 1, 2015 and as of October 8, 2015, all ASML shares had been disposed.

Both parties also signed the research and development funding agreement whereby TSMC shall provide EUR276,000 thousand to ASML’s research and development programs from 2013 to 2017. As of June 30, 2017, TSMC has paid EUR260,201 thousand to ASML under the research and development funding agreement.

d.	In May 2017, Mr. Uri Cohen filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America and other companies infringe several U.S. patents. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

e.	Amounts available under unused letters of credit as of June 30, 2017, December 31, 2016 and June 30, 2016 were NT$97,325 thousand, NT$122,356 thousand and NT$122,675 thousand, respectively.

33.	SIGNIFICANT LOSS FROM DISASTER

On February 6, 2016, an earthquake struck Taiwan. The resulting damage was mostly to inventories and equipment. The Company recognized earthquake losses of NT$2,492,138 thousand, net of insurance claim, for the year ended December 31, 2016. Such losses were primarily included in cost of revenue. The related insurance claim was finalized in the first quarter of 2017, and the accumulated earthquake losses were NT$2,386,824 thousand, net of insurance claim. The Company recognized a reduction of such losses of NT$105,314 thousand for the three months ended March 31, 2017.

34.	EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND LIABILITIES

The following information was summarized according to the foreign currencies other than the functional currency of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)		Carrying Amount (In Thousands)

June 30, 2017

Financial assets

Monetary items
USD	$4,390,391	30.414		$133,529,339
USD	412,765	6.780	(Note 2)	12,553,839
EUR	84,297	34.77		2,930,992
JPY	893,511	0.2710		242,142
Non-monetary items
HKD	190,998	3.90		744,891

Financial liabilities

Monetary items
USD	4,018,068	30.414		122,205,531
EUR	330,722	34.77		11,499,188
JPY	34,041,471	0.2710		9,225,239

December 31, 2016

Financial assets

Monetary items
USD	5,042,715	32.199		162,370,381
EUR	19,556	34.30		670,767
JPY	37,024,347	0.2775		10,274,256
Non-monetary items
HKD	257,056	4.15		1,066,780

Financial liabilities

Monetary items
USD	4,000,930	32.199		128,825,952
EUR	183,922	34.30		6,308,513
JPY	61,062,114	0.2775		16,944,737

(Continued)

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)	Carrying Amount (In Thousands)

June 30, 2016

Financial assets

Monetary items
USD	$4,531,293	32.283	$146,283,737
EUR	20,955	35.89	752,085
JPY	21,406,874	0.3134	6,708,914
Non-monetary items
HKD	130,849	4.16	544,333

Financial liabilities

Monetary items
USD	3,232,481	32.283	104,354,180
EUR	81,995	35.89	2,942,798
JPY	52,928,214	0.3134	16,587,702

(Concluded)

Note 1:	Except as otherwise noted, exchange rate represents the number of N.T. dollars for which one foreign currency could be exchanged.
Note 2:	The exchange rate represents the number of RMB for which one USD dollars could be exchanged.

Please refer to the consolidated statements of comprehensive income for the total of realized and unrealized foreign exchange gain and loss for the three months and six months ended June 30, 2017 and 2016, respectively. Since there were varieties of foreign currency transactions and functional currencies within the subsidiaries of the Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.

35.	OPERATING SEGMENTS INFORMATION

From 2016, the Company has only one operating segment, the foundry segment. The foundry segment engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

The Company uses the income from operations as the measurement for the basis of performance assessment. The basis for such measurement is the same as that for the preparation of financial statements. Please refer to the consolidated statements of comprehensive income for the related segment revenue and operating results.

36.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the Securities and Futures Bureau for TSMC:

a.	Financings provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: Please see Table 2 attached;

c.	Marketable securities held (excluding investments in subsidiaries and associates): Please see Table 3 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$300 million or 20% of the paid-in capital: Please see Table 4 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$300 million or 20% of the paid-in capital: Please see Table 5 attached;

f.	Disposal of individual real estate properties at prices of at least NT$300 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

h.	Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 7 attached;

i.	Information about the derivative financial instruments transaction: Please see Notes 7 and 10;

j.	Others: The business relationship between the parent and the subsidiaries and significant transactions between them: Please see Table 8 attached;

k.	Names, locations, and related information of investees over which TSMC exercises significant influence (excluding information on investment in mainland China): Please see Table 9 attached;

l.	Information on investment in mainland China

1)	The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, income (losses) of the investee, share of profits/losses of investee, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 10 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: Please see Table 8 attached.

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

FINANCINGS PROVIDED

FOR THE SIX MONTHS ENDED JUNE 30, 2017

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counter- party	Financial Statement Account	Related Party	Maximum Balance for the Period (Foreign Currencies in Thousands) (Note 3)		Ending Balance (Foreign Currencies in Thousands) (Note 3)		Amount Actually Drawn (Foreign Currencies in Thousands)		Interest Rate	Nature for Financing (Note 4)	Transaction Amounts	Reason for Financing (Note 4)	Allowance for Bad Debt	Collateral		Financing Limits for Each Borrowing Company (Notes 1 and 2)	Financing Company’s Total Financing Amount Limits (Notes 1 and 2)
																Item	Value

1	TSMC China	TSMC Nanjing	Other receivables from related parties	Yes	$ (RMB	20,636,060 4,600,000)	$ (RMB	20,636,060 4,600,000)	$ (RMB	7,177,760 1,600,000)	1.5%	The need for long-term financing	$—	Operating capital	$—	—	$—	$45,991,492	$45,991,492
2	TSMC Global	TSMC	Other receivables from related parties	Yes	(US$	45,621,000 1,500,000)	(US$	45,621,000 1,500,000)	(US$	7,603,500 250,000)	1.27%	The need for short-term financing	—	Operating capital	—	—	—	259,503,712	259,503,712

Note 1:	The total amount available for lending purpose shall not exceed the net worth of TSMC China. The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC China. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth. The above restriction does not apply to the subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC. However, the total amount lendable to any such subsidiary of TSMC shall not exceed forty percent (40%) of the net worth of TSMC China. When there is a lending for funding needs by TSMC China to TSMC, or to the subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC, which are not located in Taiwan, the lending will not be subject to the restriction set forth in the above paragraph of this Article. Notwithstanding the foregoing, the aggregate amount available for lending to such borrowers and the total amount lendable to each of such borrowers still shall not exceed the net worth of TSMC China.
Note 2:	The total amount available for lending purpose shall not exceed the net worth of TSMC Global. The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC Global. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth. While TSMC, or foreign subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC will not be subject to this restriction, their total borrowing amount still shall not exceed the net worth of TSMC Global. Notwithstanding the foregoing, the aggregate amount for lending to Taiwan companies other than TSMC shall not exceed forty percent (40%) of the net worth of TSMC Global.
Note 3:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.
Note 4:	The restriction of the term of each loan for funding not exceeding one year shall not apply to inter-company loans for funding between offshore subsidiaries in which the Company holds, directly or indirectly, 100% of the voting shares.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ENDORSEMENTS/GUARANTEES PROVIDED

FOR THE SIX MONTHS ENDED JUNE 30, 2017

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party (Notes 1 and 2)	Maximum Balance for the Period (US$ in Thousands) (Note 3)		Ending Balance (US$ in Thousands) (Note 3)		Amount Actually Drawn (US$ in Thousands)		Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable (Note 2)	Guarantee Provided by Parent Company	Guarantee Provided by A Subsidiary	Guarantee Provided to Subsidiaries in Mainland China
		Name	Nature of Relationship

0	TSMC	TSMC Global	Subsidiary	$335,421,374	$ (US$	34,976,100 1,150,000)	$ (US$	34,976,100 1,150,000)	$ (US$	34,976,100 1,150,000)	$—	2.61%	$335,421,374	Yes	No	No
		TSMC North America	Subsidiary	335,421,374	(US$	2,530,849 83,213)	(US$	2,530,849 83,213)	(US$	2,530,849 83,213)	—	0.19%	335,421,374	Yes	No	No

Note 1:	The total amount of the guarantee provided by TSMC to any individual entity shall not exceed ten percent (10%) of TSMC’s net worth, or the net worth of such entity. However, subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC are not subject to the above restrictions after the approval of the Board of Directors.
Note 2:	The total amount of guarantee shall not exceed twenty-five percent (25%) of TSMC’s net worth.
Note 3:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES HELD

JUNE 30, 2017

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2017						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC	Corporate bond
	CPC Corporation, Taiwan	—	Held-to-maturity financial assets	—		$1,161,873	N/A		$1,162,443
	Nan Ya Plastics Corporation	—	”	—		150,200	N/A		150,209

	Commercial paper
	Taiwan Power Company	—	Held-to-maturity financial assets	50		498,818	N/A		499,928

	Stock
	Motech	—	Available-for-sale financial assets	58,320		1,452,163	12		1,452,163
	Semiconductor Manufacturing International Corporation	—	”	21,105		744,891	—		744,891
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	21,230		193,584	10		193,584
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	”	10,500		105,000	7		105,000
	Global Investment Holding Inc.	—	”	11,124		99,041	6		99,041
	W.K. Technology Fund IV	—	”	2,560		18,121	2		18,121

	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—		9,031	12		9,031
	Crimson Asia Capital	—	”	—		8,263	1		8,263

TSMC Partners	Common stock
	Tela Innovations	—	Financial assets carried at cost	10,440	US$	65,000	25	US$	65,000
	Mcube Inc.	—	”	6,333		—	13		—

	Fund
	China Walden Venture Investments II, L.P.	—	Financial assets carried at cost	—	US$	8,101	9	US$	8,101
	Shanghai Walden Venture Capital Enterprise	—	”	—	US$	4,270	6	US$	4,270

TSMC Global	Corporate bond
	Bank of America Corp.	—	Available-for-sale financial assets	—	US$	32,753	N/A	US$	32,753
	Morgan Stanley	—	”	—	US$	30,992	N/A	US$	30,992
	JPMorgan Chase & Co.	—	”	—	US$	29,871	N/A	US$	29,871
	Goldman Sachs Group Inc.	—	”	—	US$	27,152	N/A	US$	27,152
	Verizon Communications	—	”	—	US$	21,377	N/A	US$	21,377
	Citigroup Inc.	—	”	—	US$	20,596	N/A	US$	20,596
	AT&T Inc.	—	”	—	US$	19,257	N/A	US$	19,257
	Abbvie Inc.	—	”	—	US$	15,128	N/A	US$	15,128
	PNC Bank NA	—	”	—	US$	13,875	N/A	US$	13,875
	Ford Motor Credit Co LLC	—	”	—	US$	13,547	N/A	US$	13,547
	Microsoft Corp.	—	”	—	US$	13,393	N/A	US$	13,393
	Apple Inc.	—	”	—	US$	11,638	N/A	US$	11,638
	Anheuser Busch InBev Fin.	—	”	—	US$	11,354	N/A	US$	11,354
	Westpac Banking Corp.	—	”	—	US$	10,474	N/A	US$	10,474
	BP Capital Markets PLC	—	”	—	US$	10,323	N/A	US$	10,323
	BMW US Capital LLC	—	”	—	US$	10,302	N/A	US$	10,302
	Qualcomm, Inc.	—	”	—	US$	10,093	N/A	US$	10,093
	Svenska Handelsbanken AB	—	”	—	US$	9,904	N/A	US$	9,904
	CVS Health Corp.	—	”	—	US$	9,768	N/A	US$	9,768
	Oracle Corp.	—	”	—	US$	9,721	N/A	US$	9,721
	Capital One NA	—	”	—	US$	9,601	N/A	US$	9,601
	Wells Fargo & Company	—	”	—	US$	9,210	N/A	US$	9,210

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2017						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Analog Devices, Inc.	—	Available-for-sale financial assets	—	US$	9,014	N/A	US$	9,014
	Southern Co.	—	”	—	US$	8,601	N/A	US$	8,601
	Cardinal Health Inc.	—	”	—	US$	8,445	N/A	US$	8,445
	Duke Energy Corp.	—	”	—	US$	8,181	N/A	US$	8,181
	Rockwell Collins, Inc.	—	”	—	US$	8,125	N/A	US$	8,125
	Aviation Capital Group	—	”	—	US$	8,072	N/A	US$	8,072
	American Express Credit	—	”	—	US$	7,817	N/A	US$	7,817
	ERAC USA Finance LLC	—	”	—	US$	7,663	N/A	US$	7,663
	Ventas Realty LP/Cap Crp.	—	”	—	US$	7,529	N/A	US$	7,529
	UBS Group Funding (Switzerland) AG	—	”	—	US$	7,156	N/A	US$	7,156
	Reckitt Benckiser Treasury	—	”	—	US$	7,123	N/A	US$	7,123
	ABN AMRO Bank N.V.	—	”	—	US$	7,122	N/A	US$	7,122
	HSBC Holdings PLC	—	”	—	US$	6,923	N/A	US$	6,923
	Credit Suisse New York	—	”	—	US$	6,878	N/A	US$	6,878
	Tyson Foods, Inc.	—	”	—	US$	6,805	N/A	US$	6,805
	Deutsche Telekom International Fin.	—	”	—	US$	6,647	N/A	US$	6,647
	Dow Chemical Co/The	—	”	—	US$	6,524	N/A	US$	6,524
	Citizens Bank NA/RI	—	”	—	US$	6,272	N/A	US$	6,272
	Dominion Energy, Inc.	—	”	—	US$	6,251	N/A	US$	6,251
	Teva Pharmaceuticals Netherlands	—	”	—	US$	6,243	N/A	US$	6,243
	Suntrust Banks Inc.	—	”	—	US$	6,214	N/A	US$	6,214
	Daimler Finance NA LLC.	—	”	—	US$	6,168	N/A	US$	6,168
	Welltower Inc.	—	”	—	US$	6,133	N/A	US$	6,133
	Hyundai Capital America	—	”	—	US$	6,067	N/A	US$	6,067
	Sumitomo Mitsui Trust Bank, Limited	—	”	—	US$	6,043	N/A	US$	6,043
	Skandinaviska Enskilda Banken AB	—	”	—	US$	6,038	N/A	US$	6,038
	BB&T Corporation	—	”	—	US$	5,994	N/A	US$	5,994
	Royal Bank of Canada	—	”	—	US$	5,976	N/A	US$	5,976
	Mizuho Financial Group	—	”	—	US$	5,910	N/A	US$	5,910
	Nextera Energy Capital	—	”	—	US$	5,887	N/A	US$	5,887
	Huntington National Bank	—	”	—	US$	5,814	N/A	US$	5,814
	Groupe Danone S.A.	—	”	—	US$	5,796	N/A	US$	5,796
	Shell International Fin.	—	”	—	US$	5,765	N/A	US$	5,765
	Berkshire Hathaway Fin.	—	”	—	US$	5,754	N/A	US$	5,754
	Toyota Motor Credit Corp.	—	”	—	US$	5,668	N/A	US$	5,668
	Nordea Bank AB	—	”	—	US$	5,594	N/A	US$	5,594
	Mitsubishi UFJ Fin Grp.	—	”	—	US$	5,585	N/A	US$	5,585
	Bank of Ny Mellon Corp.	—	”	—	US$	5,542	N/A	US$	5,542
	Cisco Systems Inc.	—	”	—	US$	5,508	N/A	US$	5,508
	New York Life Global FDG	—	”	—	US$	5,461	N/A	US$	5,461
	Siemens Financieringsmat	—	”	—	US$	5,445	N/A	US$	5,445
	CA, Inc.	—	”	—	US$	5,385	N/A	US$	5,385
	Enel Finance Intl N.V.	—	”	—	US$	5,379	N/A	US$	5,379
	Toronto Dominion Bank	—	”	—	US$	5,296	N/A	US$	5,296
	Amgen Inc.	—	”	—	US$	5,259	N/A	US$	5,259
	Jackson Natl Life Global	—	”	—	US$	5,159	N/A	US$	5,159
	Sempra Energy	—	”	—	US$	5,158	N/A	US$	5,158
	Intl. Bank Recon. & Development	—	”	—	US$	5,144	N/A	US$	5,144
	Voya Financial, Inc.	—	”	—	US$	5,037	N/A	US$	5,037
	Manuf & Traders Trust Co.	—	”	—	US$	5,006	N/A	US$	5,006
	Macquarie Group Ltd.	—	”	—	US$	5,004	N/A	US$	5,004
	Reliance Stand Life II	—	”	—	US$	4,970	N/A	US$	4,970
	American Intl. Group	—	”	—	US$	4,859	N/A	US$	4,859
	Twenty-First Century Fox Inc.	—	”	—	US$	4,827	N/A	US$	4,827
	Air Liquide Finance	—	”	—	US$	4,756	N/A	US$	4,756
	Fifth Third Bank	—	”	—	US$	4,714	N/A	US$	4,714
	ING Bank N.V.	—	”	—	US$	4,699	N/A	US$	4,699
	Cadillac Fairview Corp. Ltd.	—	”	—	US$	4,673	N/A	US$	4,673

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2017						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Sumitomo Mitsui Financial Group	—	Available-for-sale financial assets	—	US$	4,440	N/A	US$	4,440
	US Bank NA Cincinnati	—	”	—	US$	4,386	N/A	US$	4,386
	U.S. Bancorp	—	”	—	US$	4,309	N/A	US$	4,309
	Marriott International, Inc.	—	”	—	US$	4,276	N/A	US$	4,276
	Oaktree Capital Management, L.P.	—	”	—	US$	4,264	N/A	US$	4,264
	Lloyds Bank PLC	—	”	—	US$	4,227	N/A	US$	4,227
	Exelon Generation Co. LLC	—	”	—	US$	4,166	N/A	US$	4,166
	Schlumberger Hldgs Corp.	—	”	—	US$	4,143	N/A	US$	4,143
	Banco Santander, S.A.	—	”	—	US$	4,111	N/A	US$	4,111
	Keycorp Pty Ltd.	—	”	—	US$	4,072	N/A	US$	4,072
	Pepsico Inc.	—	”	—	US$	4,021	N/A	US$	4,021
	Mondelez International	—	”	—	US$	4,002	N/A	US$	4,002
	Intel Corp.	—	”	—	US$	4,000	N/A	US$	4,000
	Fortive Corporation	—	”	—	US$	3,982	N/A	US$	3,982
	Wells Fargo Bank NA	—	”	—	US$	3,912	N/A	US$	3,912
	Fifth Third Bancorp	—	”	—	US$	3,808	N/A	US$	3,808
	Suncorp Metway Ltd.	—	”	—	US$	3,794	N/A	US$	3,794
	Husky Energy Inc.	—	”	—	US$	3,755	N/A	US$	3,755
	Sprint Spectrum L.P.	—	”	—	US$	3,727	N/A	US$	3,727
	Anheuser Busch InBev Worldwide Inc.	—	”	—	US$	3,632	N/A	US$	3,632
	Lam Research Corp.	—	”	—	US$	3,614	N/A	US$	3,614
	Canadian Imperial Bank	—	”	—	US$	3,612	N/A	US$	3,612
	UBS AG Stamford CT	—	”	—	US$	3,536	N/A	US$	3,536
	SES GLOBAL-Americas Holdings	—	”	—	US$	3,529	N/A	US$	3,529
	BAT Intl Finance PLC	—	”	—	US$	3,496	N/A	US$	3,496
	Aetna Inc.	—	”	—	US$	3,414	N/A	US$	3,414
	Credit Agricole London	—	”	—	US$	3,383	N/A	US$	3,383
	BNP Paribas	—	”	—	US$	3,357	N/A	US$	3,357
	Ryder System Inc.	—	”	—	US$	3,244	N/A	US$	3,244
	Pricoa Global Funding I	—	”	—	US$	3,202	N/A	US$	3,202
	Air Lease Corporation	—	”	—	US$	3,141	N/A	US$	3,141
	Protective Life Global Funding	—	”	—	US$	3,096	N/A	US$	3,096
	Key Bank N.A.	—	”	—	US$	3,086	N/A	US$	3,086
	Time Warner Inc.	—	”	—	US$	3,038	N/A	US$	3,038
	Principal Life Global Funding II	—	”	—	US$	2,788	N/A	US$	2,788
	Barclays PLC	—	”	—	US$	2,731	N/A	US$	2,731
	PartnerRe Finance B LLC	—	”	—	US$	2,719	N/A	US$	2,719
	Chevron Corp.	—	”	—	US$	2,646	N/A	US$	2,646
	LyondellBasell Industries N.V.	—	”	—	US$	2,563	N/A	US$	2,563
	Nuveen Finance, LLC	—	”	—	US$	2,562	N/A	US$	2,562
	MetLife Global Funding I	—	”	—	US$	2,534	N/A	US$	2,534
	Wm. Wrigley Jr. Co.	—	”	—	US$	2,504	N/A	US$	2,504
	Penske Truck Leasing (PTL)	—	”	—	US$	2,492	N/A	US$	2,492
	Sumitomo Mitsui Banking	—	”	—	US$	2,486	N/A	US$	2,486
	Eastman Chemical Company	—	”	—	US$	2,458	N/A	US$	2,458
	Xylem Inc.	—	”	—	US$	2,437	N/A	US$	2,437
	Commonwealth Bank Australia NY	—	”	—	US$	2,411	N/A	US$	2,411
	HSBC USA Inc.	—	”	—	US$	2,377	N/A	US$	2,377
	NBCUniversal Media, LLC	—	”	—	US$	2,374	N/A	US$	2,374
	EI du Pont de Nemours	—	”	—	US$	2,349	N/A	US$	2,349
	Biogen Inc.	—	”	—	US$	2,333	N/A	US$	2,333
	National Australia Bank/NY	—	”	—	US$	2,322	N/A	US$	2,322
	Simon Property Group LP	—	”	—	US$	2,311	N/A	US$	2,311
	Bank of Tokyo-Mitsubishi UFJ	—	”	—	US$	2,306	N/A	US$	2,306
	Gilead Sciences Inc.	—	”	—	US$	2,277	N/A	US$	2,277
	Mckesson Corp.	—	”	—	US$	2,258	N/A	US$	2,258
	Inter-American Development Bank	—	”	—	US$	2,239	N/A	US$	2,239
	Cintas Corporation No. 2	—	”	—	US$	2,238	N/A	US$	2,238
	ING Groep N.V.	—	”	—	US$	2,237	N/A	US$	2,237

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2017						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Allied World Assurance	—	Available-for-sale financial assets	—	US$	2,169	N/A	US$	2,169
	Express Scripts Holding	—	”	—	US$	2,154	N/A	US$	2,154
	Celgene Corp.	—	”	—	US$	2,139	N/A	US$	2,139
	HCP Inc.	—	”	—	US$	2,117	N/A	US$	2,117
	Sysco Corporation	—	”	—	US$	2,021	N/A	US$	2,021
	Lloyds Banking Group PLC	—	”	—	US$	2,019	N/A	US$	2,019
	Johnson Controls International PLC	—	”	—	US$	2,016	N/A	US$	2,016
	British Telecommunications PLC	—	”	—	US$	2,010	N/A	US$	2,010
	Enterprise Products Operating, LLC	—	”	—	US$	2,009	N/A	US$	2,009
	State Street Corp.	—	”	—	US$	2,009	N/A	US$	2,009
	Credit Suisse Group Funding Limited	—	”	—	US$	1,994	N/A	US$	1,994
	Autozone Inc.	—	”	—	US$	1,975	N/A	US$	1,975
	Danske Bank A/S	—	”	—	US$	1,969	N/A	US$	1,969
	The Bear Stearns Companies LLC.	—	”	—	US$	1,960	N/A	US$	1,960
	Stryker Corp.	—	”	—	US$	1,956	N/A	US$	1,956
	Magellan Midstream Partners LP	—	”	—	US$	1,951	N/A	US$	1,951
	Unitedhealth Group Inc.	—	”	—	US$	1,951	N/A	US$	1,951
	BPCE SA	—	”	—	US$	1,931	N/A	US$	1,931
	Capital One Financial Co.	—	”	—	US$	1,913	N/A	US$	1,913
	Branch Banking & Trust	—	”	—	US$	1,890	N/A	US$	1,890
	Cooperatieve Rabobank UA/NY	—	”	—	US$	1,862	N/A	US$	1,862
	WestRock RKT Company	—	”	—	US$	1,856	N/A	US$	1,856
	Suntrust Bank	—	”	—	US$	1,849	N/A	US$	1,849
	Orange S.A.	—	”	—	US$	1,840	N/A	US$	1,840
	Stancorp Financial Group	—	”	—	US$	1,827	N/A	US$	1,827
	Aust. & NZ Banking Grp. NY	—	”	—	US$	1,804	N/A	US$	1,804
	Regency Centers, L.P.	—	”	—	US$	1,793	N/A	US$	1,793
	Dominion Energy Gas Holdings	—	”	—	US$	1,773	N/A	US$	1,773
	Kimco Realty Corp.	—	”	—	US$	1,711	N/A	US$	1,711
	Pacific Gas & Electric	—	”	—	US$	1,604	N/A	US$	1,604
	African Development Bank	—	”	—	US$	1,566	N/A	US$	1,566
	Realty Income Corp.	—	”	—	US$	1,531	N/A	US$	1,531
	PSEG Power LLC	—	”	—	US$	1,520	N/A	US$	1,520
	Standard Chartered PLC	—	”	—	US$	1,503	N/A	US$	1,503
	Guardian Life Global Funding	—	”	—	US$	1,480	N/A	US$	1,480
	HSBC Bank PLC	—	”	—	US$	1,480	N/A	US$	1,480
	Oesterreichische Kontrollbank	—	”	—	US$	1,457	N/A	US$	1,457
	Texas Eastern Transmission, LP	—	”	—	US$	1,400	N/A	US$	1,400
	Walt Disney Company/The	—	”	—	US$	1,398	N/A	US$	1,398
	IBM Corp.	—	”	—	US$	1,307	N/A	US$	1,307
	Equifax Inc.	—	”	—	US$	1,303	N/A	US$	1,303
	Philip Morris Intl Inc.	—	”	—	US$	1,289	N/A	US$	1,289
	Visa Inc.	—	”	—	US$	1,287	N/A	US$	1,287
	Eaton Corp.	—	”	—	US$	1,284	N/A	US$	1,284
	Comcast Corp.	—	”	—	US$	1,279	N/A	US$	1,279
	The Western Union Company	—	”	—	US$	1,276	N/A	US$	1,276
	Nissan Motor Acceptance	—	”	—	US$	1,264	N/A	US$	1,264
	Kroger Co.	—	”	—	US$	1,244	N/A	US$	1,244
	Consolidated Edison, Inc.	—	”	—	US$	1,221	N/A	US$	1,221
	American Airlines 2013-2	—	”	—	US$	1,216	N/A	US$	1,216
	Banque Fed Cred Mutuel	—	”	—	US$	1,179	N/A	US$	1,179
	ONEOK Partners LP	—	”	—	US$	1,162	N/A	US$	1,162
	Public Service Enterprise Group Inc.	—	”	—	US$	1,143	N/A	US$	1,143
	KfW	—	”	—	US$	1,141	N/A	US$	1,141
	DXC Technology Co.	—	”	—	US$	1,130	N/A	US$	1,130
	ERP Operating LP	—	”	—	US$	1,122	N/A	US$	1,122
	Berkshire Hathaway Inc.	—	”	—	US$	1,121	N/A	US$	1,121
	Medtronic Inc.	—	”	—	US$	1,099	N/A	US$	1,099
	Wesfarmers Ltd.	—	”	—	US$	1,097	N/A	US$	1,097

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2017						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	International Paper Company	—	Available-for-sale financial assets	—	US$	1,091	N/A	US$	1,091
	Marsh & Mclennan Cos Inc.	—	”	—	US$	1,090	N/A	US$	1,090
	Cigna Corporation	—	”	—	US$	1,085	N/A	US$	1,085
	Merck & Co Inc.	—	”	—	US$	1,058	N/A	US$	1,058
	UBS AG London	—	”	—	US$	1,055	N/A	US$	1,055
	EOG Resources, Inc.	—	”	—	US$	1,050	N/A	US$	1,050
	Lincoln National Corp.	—	”	—	US$	1,048	N/A	US$	1,048
	Berkshire Hathaway Energy Co.	—	”	—	US$	1,030	N/A	US$	1,030
	Statoil ASA	—	”	—	US$	1,025	N/A	US$	1,025
	Amazon.com Inc.	—	”	—	US$	1,018	N/A	US$	1,018
	Altera Corp.	—	”	—	US$	1,013	N/A	US$	1,013
	HP Enterprise Co.	—	”	—	US$	1,012	N/A	US$	1,012
	Macquarie Bank Ltd.	—	”	—	US$	1,011	N/A	US$	1,011
	Home Depot Inc.	—	”	—	US$	1,007	N/A	US$	1,007
	John Deere Capital Corp.	—	”	—	US$	1,004	N/A	US$	1,004
	Harley-Davidson Financial Services, Inc.	—	”	—	US$	1,004	N/A	US$	1,004
	United Technologies Corporation	—	”	—	US$	1,001	N/A	US$	1,001
	Georgia-Pacific LLC	—	”	—	US$	985	N/A	US$	985
	Capital One Bank (USA), NA	—	”	—	US$	978	N/A	US$	978
	National Retail Properties, Inc.	—	”	—	US$	977	N/A	US$	977
	Duke Realty LP	—	”	—	US$	973	N/A	US$	973
	Exxon Mobil Corporation	—	”	—	US$	956	N/A	US$	956
	Duke Energy Progress Inc.	—	”	—	US$	951	N/A	US$	951
	PPL Capital Funding, Inc.	—	”	—	US$	934	N/A	US$	934
	Glaxosmithkline Cap. Inc.	—	”	—	US$	932	N/A	US$	932
	Coca Cola Femsa S.A.B. de C.V.	—	”	—	US$	929	N/A	US$	929
	Southern Electric Generating Company	—	”	—	US$	904	N/A	US$	904
	Lockheed Martin Corp.	—	”	—	US$	902	N/A	US$	902
	CNOOC Finance (2011) Ltd.	—	”	—	US$	894	N/A	US$	894
	Federal Realty Invs Trust	—	”	—	US$	878	N/A	US$	878
	Mastercard Inc.	—	”	—	US$	857	N/A	US$	857
	Alterra Finance LLC	—	”	—	US$	842	N/A	US$	842
	Metlife Inc.	—	”	—	US$	841	N/A	US$	841
	Huntington Bancshares	—	”	—	US$	838	N/A	US$	838
	Nucor Corporation	—	”	—	US$	830	N/A	US$	830
	Pacific LifeCorp	—	”	—	US$	820	N/A	US$	820
	AXIS Specialty Finance PLC	—	”	—	US$	819	N/A	US$	819
	Bank Of Montreal	—	”	—	US$	815	N/A	US$	815
	Aon PLC	—	”	—	US$	814	N/A	US$	814
	Societe Generale Group	—	”	—	US$	808	N/A	US$	808
	Manulife Financial Corporation	—	”	—	US$	807	N/A	US$	807
	Activision Blizzard	—	”	—	US$	799	N/A	US$	799
	State Grid Overseas Investment Ltd.	—	”	—	US$	798	N/A	US$	798
	Spectra Energy Partners, LP	—	”	—	US$	789	N/A	US$	789
	Sinopec Capital (2013) Ltd.	—	”	—	US$	780	N/A	US$	780
	Cox Communications, Inc.	—	”	—	US$	778	N/A	US$	778
	AIG Global Funding	—	”	—	US$	765	N/A	US$	765
	Baidu, Inc.	—	”	—	US$	760	N/A	US$	760
	Crown Castle Towers LLC	—	”	—	US$	753	N/A	US$	753
	CMS Energy Corp.	—	”	—	US$	752	N/A	US$	752
	Norfolk Southern Railway Co.	—	”	—	US$	724	N/A	US$	724
	APT Pipelines Ltd.	—	”	—	US$	724	N/A	US$	724
	Baker Hughes Incorporated	—	”	—	US$	721	N/A	US$	721
	DTE Electric Company	—	”	—	US$	718	N/A	US$	718
	Regions Financial Corporation	—	”	—	US$	717	N/A	US$	717
	American Honda Finance	—	”	—	US$	714	N/A	US$	714
	Total Capital International S.A.	—	”	—	US$	706	N/A	US$	706
	Scentre Group	—	”	—	US$	702	N/A	US$	702
	TTX Co.	—	”	—	US$	701	N/A	US$	701

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2017						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Mattel Inc.	—	Available-for-sale financial assets	—	US$	700	N/A	US$	700
	Rochester Gas & Electric	—	”	—	US$	695	N/A	US$	695
	Continental Airlines Inc.	—	”	—	US$	681	N/A	US$	681
	Ohio Power Company	—	”	—	US$	669	N/A	US$	669
	Entergy Louisiana, LLC	—	”	—	US$	663	N/A	US$	663
	Athene Global Funding	—	”	—	US$	653	N/A	US$	653
	RBC USA Holdco Corp.	—	”	—	US$	653	N/A	US$	653
	Grupo Bimbo, S.A.B. de C.V.	—	”	—	US$	643	N/A	US$	643
	Alexandria Real Estate Equities	—	”	—	US$	642	N/A	US$	642
	Texas Instruments, Inc.	—	”	—	US$	639	N/A	US$	639
	Liberty Property LP	—	”	—	US$	637	N/A	US$	637
	Potash Corp Saskatchewan Inc.	—	”	—	US$	636	N/A	US$	636
	Life Technologies Corp.	—	”	—	US$	622	N/A	US$	622
	Dr Pepper Snapple Group, Inc.	—	”	—	US$	617	N/A	US$	617
	Daiwa Securities Group	—	”	—	US$	615	N/A	US$	615
	Altria Group, Inc.	—	”	—	US$	610	N/A	US$	610
	ABC Inc.	—	”	—	US$	610	N/A	US$	610
	Kimberly Clark Corp.	—	”	—	US$	603	N/A	US$	603
	Host Hotels & Resorts, Inc.	—	”	—	US$	595	N/A	US$	595
	Mcdonald’s Corp.	—	”	—	US$	587	N/A	US$	587
	MUFG Union Bank, N.A.	—	”	—	US$	585	N/A	US$	585
	CenterPoint Energy Resources	—	”	—	US$	583	N/A	US$	583
	AvalonBay Communities	—	”	—	US$	581	N/A	US$	581
	AXIS Specialty Finance PLC	—	”	—	US$	578	N/A	US$	578
	Boston Properties LP	—	”	—	US$	560	N/A	US$	560
	Bunge Limited Finance Corp.	—	”	—	US$	559	N/A	US$	559
	Fédération des caisses	—	”	—	US$	550	N/A	US$	550
	Prudential Financial Inc.	—	”	—	US$	543	N/A	US$	543
	Digital Realty Trust, L.P.	—	”	—	US$	541	N/A	US$	541
	Brambles USA Inc.	—	”	—	US$	540	N/A	US$	540
	O’Reilly Automotive Inc.	—	”	—	US$	540	N/A	US$	540
	Southwestern Electric Power Company	—	”	—	US$	532	N/A	US$	532
	TD Ameritrade Holding Corp.	—	”	—	US$	527	N/A	US$	527
	Regency Centers Corp.	—	”	—	US$	518	N/A	US$	518
	Burlington Northern Santa Fe Corp.	—	”	—	US$	515	N/A	US$	515
	Walgreens Boots Alliance	—	”	—	US$	508	N/A	US$	508
	Swedbank AB	—	”	—	US$	506	N/A	US$	506
	CBS Corp.	—	”	—	US$	505	N/A	US$	505
	Halliburton Co.	—	”	—	US$	501	N/A	US$	501
	MassMutual Global Funding	—	”	—	US$	489	N/A	US$	489
	Narragansett Electric	—	”	—	US$	475	N/A	US$	475
	Comerica Inc.	—	”	—	US$	474	N/A	US$	474
	Spire, Inc.	—	”	—	US$	464	N/A	US$	464
	Texas-New Mexico Power	—	”	—	US$	449	N/A	US$	449
	Canadian Pacific Railway Company	—	”	—	US$	449	N/A	US$	449
	Nationwide Building Society	—	”	—	US$	441	N/A	US$	441
	Valero Energy Corp.	—	”	—	US$	439	N/A	US$	439
	Blackstone Holdings Finance Co., LLC	—	”	—	US$	422	N/A	US$	422
	Trans Canada Pipelines	—	”	—	US$	420	N/A	US$	420
	Woolworths Limited	—	”	—	US$	419	N/A	US$	419
	Volkswagen Group of America, Inc.	—	”	—	US$	400	N/A	US$	400
	Southern Power Company	—	”	—	US$	397	N/A	US$	397
	Aon Corp.	—	”	—	US$	394	N/A	US$	394
	First Niagara Financial Group, Inc.	—	”	—	US$	391	N/A	US$	391
	Nationwide Financial Service, Inc.	—	”	—	US$	383	N/A	US$	383
	Enbridge, Inc.	—	”	—	US$	363	N/A	US$	363
	Deutsche Bank AG	—	”	—	US$	353	N/A	US$	353
	CBOE Holdings, Inc.	—	”	—	US$	350	N/A	US$	350
	ConocoPhillips	—	”	—	US$	337	N/A	US$	337

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2017						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Phillips 66	—	Available-for-sale financial assets	—	US$	326	N/A	US$	326
	PacifiCorp	—	”	—	US$	320	N/A	US$	320
	eBay, Inc.	—	”	—	US$	305	N/A	US$	305
	Eli Lilly & Co.	—	”	—	US$	296	N/A	US$	296
	Barclays Bank PLC	—	”	—	US$	294	N/A	US$	294
	BAE Systems Holdings, Inc.	—	”	—	US$	293	N/A	US$	293
	Amphenol Corp.	—	”	—	US$	291	N/A	US$	291
	EMD Finance LLC	—	”	—	US$	282	N/A	US$	282
	Nomura Holdings Inc.	—	”	—	US$	253	N/A	US$	253
	NBCUniversal Enterprise, Inc.	—	”	—	US$	251	N/A	US$	251
	Bank of Nova Scotia	—	”	—	US$	246	N/A	US$	246
	Kansas City Power & Light Company	—	”	—	US$	242	N/A	US$	242
	Protective Life Corporation	—	”	—	US$	233	N/A	US$	233
	WestRock MWV, LLC	—	”	—	US$	231	N/A	US$	231
	Rolls Royce PLC	—	”	—	US$	226	N/A	US$	226
	Assurant, Inc.	—	”	—	US$	211	N/A	US$	211
	Fidelity National Information	—	”	—	US$	208	N/A	US$	208
	Nisource Finance Corp.	—	”	—	US$	84	N/A	US$	84
	JPMorgan Chase & Co.	—	Held-to-maturity financial assets	—	US$	152,533	N/A	US$	154,237
	Wells Fargo & Company	—	”	—	US$	150,006	N/A	US$	151,562
	Westpac Banking Corp.	—	”	—	US$	100,000	N/A	US$	101,002
	Goldman Sachs Group, Inc.	—	”	—	US$	100,000	N/A	US$	100,565
	Commonwealth Bank of Australia	—	”	—	US$	50,000	N/A	US$	50,455
	National Australia Bank	—	”	—	US$	50,000	N/A	US$	50,392
	Bank of Nova Scotia	—	”	—	US$	49,986	N/A	US$	50,281

	Government bond
	US Treasury N/B	—	Available-for-sale financial assets	—	US$	213,778	N/A	US$	213,778
	Abu Dhabi Government International Bond	—	”	—	US$	3,478	N/A	US$	3,478

	Agency bonds/Agency mortgage-backed securities
	Federal National Mortgage Association	—	Available-for-sale financial assets	—	US$	446,850	N/A	US$	446,850
	Federal Home Loan Mortgage Corporation	—	”	—	US$	181,670	N/A	US$	181,670
	Government National Mortgage Association	—	”	—	US$	43,096	N/A	US$	43,096
	Government National Mortgage Association	—	”	—	US$	27,679	N/A	US$	27,679
	Federal Home Loan Bank	—	”	—	US$	6,182	N/A	US$	6,182
	Fhlmc Multifamily Structured PTC	—	”	—	US$	3,634	N/A	US$	3,634
	Export Import Bank Korea	—	”	—	US$	3,007	N/A	US$	3,007
	Province Of Quebec	—	”	—	US$	2,592	N/A	US$	2,592
	Export Developmnt Canada	—	”	—	US$	2,005	N/A	US$	2,005
	CPPIB Capital, Inc.	—	”	—	US$	1,186	N/A	US$	1,186
	Federal Farm Credit Bank	—	”	—	US$	904	N/A	US$	904

	Negotiable certificate of deposit
	China Construction Bank	—	Held-to-maturity financial assets	—	US$	50,000	N/A	US$	50,100
	Bank of China	—	”	—	US$	50,000	N/A	US$	50,094
	China Development Bank	—	”	—	US$	50,000	N/A	US$	50,079

	Asset-backed securities
	Citibank Credit Card Issuance Trust	—	Available-for-sale financial assets	—	US$	33,844	N/A	US$	33,844
	Discover Card Execution Note Trust	—	”	—	US$	28,764	N/A	US$	28,764
	Chase Issuance Trust	—	”	—	US$	27,310	N/A	US$	27,310
	Capital One Multi Asset Execution Trust	—	”	—	US$	27,180	N/A	US$	27,180
	American Express Credit Account Master Trust	—	”	—	US$	24,269	N/A	US$	24,269
	Ford Credit Floorplan Master Owner Trust	—	”	—	US$	22,741	N/A	US$	22,741
	Bank of America Credit Card Trust	—	”	—	US$	21,254	N/A	US$	21,254
	COMM Mortgage Trust	—	”	—	US$	12,681	N/A	US$	12,681
	Ford Credit Auto Owner Trust	—	”	—	US$	11,792	N/A	US$	11,792
	Morgan Stanley Bank of America Merrill Lynch Trust	—	”	—	US$	11,094	N/A	US$	11,094

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2017						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	UBS-Barclays Commercial Mortgage Trust	—	Available-for-sale financial assets	—	US$	10,193	N/A	US$	10,193
	Mercedes Benz Master Owner Trust	—	”	—	US$	10,061	N/A	US$	10,061
	Hyundai Auto Lease Securitization Trust	—	”	—	US$	9,928	N/A	US$	9,928
	GM Financial Automobile Leasing Trust	—	”	—	US$	9,077	N/A	US$	9,077
	Hyundai Auto Receivables Trust	—	”	—	US$	8,979	N/A	US$	8,979
	Nissan Auto Lease Trust	—	”	—	US$	8,731	N/A	US$	8,731
	Honda Auto Receivables Owner Trust	—	”	—	US$	8,608	N/A	US$	8,608
	Nissan Auto Receivables Owner Trust	—	”	—	US$	8,457	N/A	US$	8,457
	J.P. Morgan Chase Commercial Mortgage Securities Trust	—	”	—	US$	7,564	N/A	US$	7,564
	GS Mortgage Securities Trust	—	”	—	US$	7,375	N/A	US$	7,375
	JPMBB Commercial Mortgage Securities Trust	—	”	—	US$	6,443	N/A	US$	6,443
	Chesapeake Funding II LLC	—	”	—	US$	6,339	N/A	US$	6,339
	Toyota Auto Receivables Owner Trust	—	”	—	US$	6,002	N/A	US$	6,002
	Ford Credit Auto Owner Trust	—	”	—	US$	5,984	N/A	US$	5,984
	Toyota Auto Receivables Owner Trust	—	”	—	US$	5,959	N/A	US$	5,959
	BMW Vehicle Lease Trust	—	”	—	US$	5,147	N/A	US$	5,147
	Citigroup Commercial Mortgage Trust	—	”	—	US$	4,899	N/A	US$	4,899
	Bank	—	”	—	US$	4,011	N/A	US$	4,011
	Nissan Master Owner Trust Receivables Trust	—	”	—	US$	4,007	N/A	US$	4,007
	Cold Storage Trust	—	”	—	US$	3,805	N/A	US$	3,805
	Mercedes Benz Auto Lease Trust	—	”	—	US$	3,703	N/A	US$	3,703
	Hertz Fleet Lease Funding L.P.	—	”	—	US$	3,496	N/A	US$	3,496
	Wells Fargo Commercial Mortgage Trust	—	”	—	US$	3,334	N/A	US$	3,334
	Ford Credit Auto Lease Trust	—	”	—	US$	3,007	N/A	US$	3,007
	Credit Suisse Mortgage Trust	—	”	—	US$	2,888	N/A	US$	2,888
	BMW Floorplan Master Owner Trust	—	”	—	US$	2,445	N/A	US$	2,445
	WF-RBS Commercial Mortgage Trust	—	”	—	US$	2,050	N/A	US$	2,050
	Carmax Auto Owner Trust	—	”	—	US$	1,998	N/A	US$	1,998
	Mercedes Benz Auto Receivables Trust	—	”	—	US$	1,882	N/A	US$	1,882
	Morgan Stanley Capital I Trust	—	”	—	US$	1,841	N/A	US$	1,841
	Golden Credit Card Trust	—	”	—	US$	1,800	N/A	US$	1,800
	Wheels SPV LLC	—	”	—	US$	1,693	N/A	US$	1,693
	CFCRE Commercial Mortgage Trust	—	”	—	US$	1,075	N/A	US$	1,075
	Enterprise Fleet Financing LLC	—	”	—	US$	1,028	N/A	US$	1,028

	Structure product
	Bank of Tokyo-Mitsubishi UFJ	—	Held-to-maturity financial assets	—	US$	50,000	N/A	US$	49,755

	Commercial paper
	BNP Paribas New York Branch	—	Available-for-sale financial assets	—	US$	3,000	N/A	US$	3,000
	Norinchukin Bank	—	”	—	US$	2,000	N/A	US$	2,000
	Societe Generale	—	”	—	US$	2,000	N/A	US$	2,000
	UBS AG, Stamford Branch	—	”	—	US$	2,000	N/A	US$	2,000
	Bank of Tokyo-Mitsubishi UFJ, Ltd., London	—	”	—	US$	1,000	N/A	US$	1,000
	Svenska Handelsbanken AB (publ)	—	”	—	US$	891	N/A	US$	891
	AXA Financial, Inc.	—	”	—	US$	886	N/A	US$	886

	Fund
	Primavera Capital Fund II L.P.	—	Financial assets carried at cost	—	US$	38,477	4	US$	38,477

VTAF III	Common stock
	LiquidLeds Lighting Corp.	—	Financial assets carried at cost	1,600	US$	800	11	US$	800
	Xenio Corporation	—	”	435	US$	453	3	US$	453

	Preferred stock
	Neoconix, Inc.	—	Financial assets carried at cost	4,147	US$	170	—	US$	170

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2017						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

VTAF II	Common stock
	RichWave Technology Corp.	—	Available-for-sale financial assets	419	US$	1,508	1	US$	1,508
	Impinj, Inc.	—	”	7	US$	362	—	US$	362
	Sentelic	—	Financial assets carried at cost	1,806	US$	2,607	8	US$	2,607
	5V Technologies, Inc.	—	”	963	US$	2,168	2	US$	2,168
	Aether Systems, Inc.	—	”	3,100	US$	339	20	US$	339

	Preferred stock
	Aquantia	—	Financial assets carried at cost	4,643	US$	4,441	2	US$	4,441

ISDF	Preferred stock
	Sonics, Inc.	—	Financial assets carried at cost	230		—	3		—

ISDF II	Common stock
	Alchip Technologies Limited	—	Available-for-sale financial assets	6,249	US$	12,534	10	US$	12,534
	Sonics, Inc.	—	Financial assets carried at cost	278		—	4		—

	Preferred stock
	Sonics, Inc.	—	Financial assets carried at cost	264		—	4		—

Growth Fund	Common stock
	Innovium, Inc.	—	Financial assets carried at cost	221	US$	370	—	US$	370

	Preferred stock
	Innovium, Inc.	—	Financial assets carried at cost	230	US$	384	—	US$	384

(Concluded)

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2017

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note 1)
					Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Carrying Value		Gain/Loss on Disposal		Shares/Units (In Thousands)	Amount

TSMC	Corporate bond
	CPC Corporation, Taiwan	Held-to-maturity financial assets	—	—	—		$1,967,303	—		$—	—		$800,000		$800,000		$—	—		$1,161,873
	Hon Hai Precision Ind. Co., Ltd.	”	—	—	—		400,250	—		—	—		400,000		400,000		—	—		—

	Commercial paper
	Taiwan Power Company	Held-to-maturity financial assets	—	—	865		8,628,176	170		1,695,771	985		9,850,000		9,850,000		—	50		498,818

	Stock
	TSMC Global	Prepayments for Investments (Note 2)	—	Subsidiary	—		—	—		5,986,500	—		—		—		—	—		5,986,500

TSMC Global	Corporate bond
	Bank of America Corp.	Available-for-sale financial assets	—	—	—	US$	27,973	—	US$	13,417	—	US$	10,679	US$	10,803	US$	(124)	—	US$	30,880
	Goldman Sachs Group Inc.	”	—	—	—	US$	7,390	—	US$	11,755	—	US$	1,900	US$	1,976	US$	(76)	—	US$	17,375
	Morgan Stanley	”	—	—	—	US$	11,237	—	US$	12,049	—	US$	6,775	US$	6,738	US$	37	—	US$	16,706
	Microsoft Corp.	”	—	—	—	US$	2,905	—	US$	11,279	—	US$	1,001	US$	999	US$	2	—	US$	13,393
	JPMorgan Chase & Co.	”	—	—	—		—	—	US$	10,596	—		—		—		—	—	US$	10,611
	Qualcomm, Inc.	”	—	—	—		—	—	US$	10,048	—		—		—		—	—	US$	10,093
	Aetna Inc.	”	—	—	—	US$	11,618	—		—	—	US$	10,157	US$	10,069	US$	88	—	US$	1,604

	Government bond
	US Treasury N/B	Available-for-sale financial assets	—	—	—	US$	195,285	—	US$	193,984	—	US$	254,014	US$	254,497	US$	(483)	—	US$	142,023
	US Treasury Floating Rate Note	”	—	—	—	US$	30,756	—	US$	142,388	—	US$	115,149	US$	115,059	US$	90	—	US$	58,030
	Treasury Inflation-Indexed N/B	”	—	—	—	US$	19,349	—	US$	8,039	—	US$	19,208	US$	19,326	US$	(118)	—	US$	8,093
	Treasury Bill	”	—	—	—		—	—	US$	29,244	—	US$	28,348	US$	28,345	US$	3	—	US$	900
	WI Treasury Securities	”	—	—	—		—	—	US$	71,332	—	US$	71,362	US$	71,332	US$	30	—		—

	Agency bonds/Agency mortgage- backed securities
	FNMA Pool AL9718	Available-for-sale financial assets	—	—	—		—	—	US$	9,841	—	US$	621	US$	704	US$	(83)	—	US$	9,202
	FNMA TBA 15 Yr 3	”	—	—	—		—	—	US$	14,993	—	US$	12,978	US$	12,955	US$	23	—	US$	2,034
	FNMA TBA 30 Yr 4.5	”	—	—	—		—	—	US$	21,945	—	US$	21,181	US$	21,194	US$	(13)	—	US$	750
TSMC Global	GNMA II TBA 30 Yr 4	”	—	—	—		—	—	US$	19,296	—	US$	18,992	US$	18,980	US$	12	—	US$	316
	GNMA II TBA 30 Yr 3.5	”	—	—	—		—	—	US$	25,695	—	US$	25,539	US$	25,549	US$	(10)	—	US$	145
	GNMA II TBA 30 Yr 3	”	—	—	—		—	—	US$	12,544	—	US$	12,541	US$	12,544	US$	(3)	—		—
	FNMA TBA 30 Yr 5	”	—	—	—		—	—	US$	11,128	—	US$	11,134	US$	11,128	US$	6	—		—
	FNMA TBA 30 Yr 4	”	—	—	—		—	—	US$	21,721	—	US$	21,726	US$	21,721	US$	5	—		—
	FNMA TBA 30 Yr 3.5	”	—	—	—		—	—	US$	33,902	—	US$	33,891	US$	33,902	US$	(11)	—		—
	FNMA TBA 30 Yr 3	”	—	—	—		—	—	US$	46,700	—	US$	46,736	US$	46,700	US$	36	—		—

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note 1)
					Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Carrying Value		Gain/Loss on Disposal		Shares/Units (In Thousands)	Amount

TSMC Global	Asset-backed securities

	Citibank Credit Card Issuance Trust	Available-for-sale financial assets	—	—	—	US$	22,585	—	US$	13,313	—	US$	2,031	US$	2,161	US$	(130)	—	US$	33,844

	Discover Card Execution Note Trust	”	—	—	—	US$	23,076	—	US$	11,172	—	US$	5,500	US$	5,499	US$	1	—	US$	28,764

	Capital One Multi Asset Execution Trust	”	—	—	—	US$	39,626	—	US$	200	—	US$	12,703	US$	12,778	US$	(75)	—	US$	27,180

	Ford Credit Floorplan Master Owner Trust	”	—	—	—	US$	11,944	—	US$	10,779	—		—		—		—	—	US$	22,741

	Fund

	Primavera Capital Fund II L.P.	Financial assets carried at cost	—	—	—	US$	23,784	—	US$	14,693	—		—		—		—	—	US$	38,477

Note 1:	The ending balance includes the amortization of premium/discount on bonds investments, share of profits/losses of investees and other related adjustment.
Note 2:	To lower the hedging cost, in February 2017, the Board of Directors of TSMC approved to inject US$2,000,000 thousand of capital into TSMC Global. This project was approved by the Investment Commission, Ministry of Economic Affairs, R.O.C. (MOEA). The prepayment for investment was US$195,000 thousand as of June 30, 2017 and the total injection is expected to be finished in the fourth quarter of 2017.

(Concluded)

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2017

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counter-party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Fab	August 10, 2016 to April 6, 2017	$837,466	Monthly settlement by the construction progress and acceptance	Fu Tsu Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	January 18, 2017	352,766	Monthly settlement by the construction progress and acceptance	TASA Construction Corporation	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
TSMC Nanjing Company Ltd.	Fab	March 21, 2017 to June 23, 2017	RMB183,300	Monthly settlement by the construction progress and acceptance	China Construction First Division Group Construction & Development Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	May 25, 2017	RMB119,027	Monthly settlement by the construction progress and acceptance	Renchong Interior Decoration (Shanghai) Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	June 22, 2017 to June 27, 2017	RMB98,000	Monthly settlement by the construction progress and acceptance	Shanghai Baoye Group Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2017

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

										Notes/Accounts Payable or
			Transaction Details					Abnormal Transaction		Receivable
				Amount (Foreign Currencies		% to					Ending Balance (Foreign Currencies in	% to
Company Name	Related Party	Nature of Relationships	Purchases/Sales	in Thousands)		Total	Payment Terms	Unit Price	Payment Terms		Thousands)	Total	Note

TSMC	TSMC North America	Subsidiary	Sales	$287,574,248		62	Net 30 days from invoice date (Note)	—	Note		$66,739,205	62
	GUC	Associate	Sales	3,047,052		1	Net 30 days from the end of the month of when invoice is issued	—	—		341,107	—
	TSMC China	Subsidiary	Purchases	11,220,670		28	Net 30 days from the end of the month of when invoice is issued	—	—		(1,832,175)	7
	WaferTech	Indirect subsidiary	Purchases	4,359,047		11	Net 30 days from the end of the month of when invoice is issued	—	—		(1,512,184)	5
	VIS	Associate	Purchases	2,821,271		7	Net 30 days from the end of the month of when invoice is issued	—	—		(416,232)	1
	SSMC	Associate	Purchases	2,064,649		5	Net 30 days from the end of the month of when invoice is issued	—	—		(458,644)	2

TSMC North America	GUC	Associate of TSMC	Sales	(US$	414,555 13,480)	—	Net 30 days from invoice date	—	—	(US$	86,836 2,855)	—

Note:	The tenor is 30 days from TSMC’s invoice date or determined by the payment terms granted to its clients by TSMC North America.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

JUNE 30, 2017

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Ending Balance (Foreign Currencies in Thousands)		Turnover Days (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amount	Action Taken

TSMC	TSMC North America	Subsidiary		$67,559,095	48	$1,180,581	—	$5,254,863	$—
	VIS	Associate		1,474,583	Note 2	—	—	—	—
	VisEra Tech	Subsidiary		760,168	Note 2	—	—	—	—
	GUC	Associate		341,107	38	—	—	—	—

TSMC Global	TSMC	Parent company		7,603,768	Note 2	—	—	—	—
			(US$	250,009)

TSMC China	TSMC	Parent company		1,832,175	29	—	—	—	—
			(RMB	408,411)
	TSMC Nanjing	The same parent company		7,213,695	Note 2	—	—	—	—
			(RMB	1,608,010)

TSMC Technology	TSMC	The ultimate parent of the Company	(US$	216,047 7,104)	Note 2	—	—	—	—

WaferTech	TSMC	The ultimate parent of the Company	(US$	1,512,184 49,720)	58	—	—	—	—

Note 1:	The calculation of turnover days excludes other receivables from related parties.
Note 2:	The ending balance is primarily consisted of other receivables from related parties, which is not applicable for the calculation of turnover days.

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2017

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Net Revenue or Total Assets

0	TSMC	TSMC North America	1	Net revenue from sale of goods	$287,574,248	—	64%
				Receivables from related parties	66,739,205	—	3%
				Other receivables from related parties	819,890	—	—
		TSMC Japan	1	Marketing expenses - commission	102,593	—	—
		TSMC Europe	1	Marketing expenses - commission	212,189	—	—
		TSMC Global	1	Short-term loans	7,603,500	—	—
		TSMC China	1	Purchases	11,220,670	—	3%
				Payables to related parties	1,832,175	—	—
		VisEra Tech	1	Other receivables from related parties	760,168	—	—
		TSMC Canada	1	Research and development expenses	120,780	—	—
		TSMC Technology	1	Research and development expenses	883,200	—	—
				Payables to related parties	216,047	—	—
		WaferTech	1	Purchases	4,359,047	—	1%
				Payables to related parties	1,512,184	—	—
1	TSMC China	TSMC Nanjing	3	Other receivables from related parties	7,213,695	—	—

Note 1:	No. 1 represents the transactions from parent company to subsidiary.
No. 3 represents the transactions between subsidiaries.
Note 2:	The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.

TABLE 9

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INFORMATION ON INVESTMENT IN MAINLAND CHINA)

FOR THE SIX MONTHS ENDED JUNE 30, 2017

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of June 30, 2017				Net Income (Losses) of the Investee (Foreign Currencies in Thousands)		Share of Profits/Losses of Investee (Note 1) (Foreign Currencies in Thousands)	Note
				June 30, 2017 (Foreign Currencies in Thousands)		December 31, 2016 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities		$238,193,719 Note 3		$232,207,219	7	100		$259,503,712		$2,264,670	$2,264,670	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry and other investment activities		31,456,130		31,456,130	988,268	100		50,134,056		1,093,644	1,093,644	Subsidiary
	VIS	Hsin-Chu, Taiwan	Manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks		10,180,677		10,180,677	464,223	28		7,956,845		2,129,857	600,728	Associate
	SSMC	Singapore	Manufacturing and selling of integrated circuits and other semiconductor devices		5,120,028		5,120,028	314	39		7,596,341		2,121,561	822,954	Associate
	VisEra Tech	Hsin-Chu, Taiwan	Engaged in manufacturing electronic spare parts and in researching, developing, designing, manufacturing, selling, packaging and testing of color filter		5,005,171		5,005,171	253,120	87		4,437,218		(44,030)	(38,305)	Subsidiary
	TSMC North America	San Jose, California, U.S.A	Selling and marketing of integrated circuits and other semiconductor devices		333,718		333,718	11,000	100		4,224,656		126,238	126,238	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging and wafer level post passivation interconnection service		1,988,317		1,988,317	111,282	41		2,344,813		(609,250)	(248,833)	Associate
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits		386,568		386,568	46,688	35		1,078,026		316,911	110,412	Associate
	TSMC Europe	Amsterdam, the Netherlands	Customer service and supporting activities		15,749		15,749	—	100		378,915		19,487	19,487	Subsidiary
	VTAF II	Cayman Islands	Investing in new start-up technology companies		470,505		608,562	—	98		365,580		93,619	91,747	Subsidiary
	VTAF III	Cayman Islands	Investing in new start-up technology companies		1,329,951		1,355,417	—	98		168,551		(15,602)	(15,290)	Subsidiary
	TSMC Japan	Yokohama, Japan	Customer service and supporting activities		83,760		83,760	6	100		132,560		2,704	2,704	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and supporting activities		13,656		13,656	80	100		36,843		1,283	1,283	Subsidiary
	TSMC Solar Europe GmbH	Hamburg, Germany	Selling of solar related products and providing customer service		25,266		25,266	1	100		(21,539)		(14,455)	(14,455)	Subsidiary
TSMC Partners	TSMC Development	Delaware, U.S.A	Investing in companies involved in the manufacturing related business in the semiconductor industry	$ (US$	17,851,157 586,939)	$ (US$	17,851,157 586,939)	—	100	$ (US$	26,467,770 870,250)	$ (US$	868,652 28,303)	Note 2	Subsidiary
	TSMC Technology	Delaware, U.S.A	Engineering support activities		434,373		434,373	—	100		543,006		30,230	Note 2	Subsidiary
				(US$	14,282)	(US$	14,282)			(US$	17,854)	(US$	984)
	ISDF II	Cayman Islands	Investing in new start-up technology companies		157,965		157,965	9,299	97		355,828		12,948	Note 2	Subsidiary
				(US$	5,194)	(US$	5,194)			(US$	11,699)	(US$	428)
	TSMC Canada	Ontario, Canada	Engineering support activities		69,952		69,952	2,300	100		174,080		8,891	Note 2	Subsidiary
				(US$	2,300)	(US$	2,300)			(US$	5,724)	(US$	289)
	ISDF	Cayman Islands	Investing in new start-up technology companies		14,452		14,452	583	97		462		—	Note 2	Subsidiary
				(US$	475)	(US$	475)			(US$	15)

VTAF III	Growth Fund	Cayman Islands	Investing in new start-up technology companies		68,789		44,458	—	100		51,574		(614)	Note 2	Subsidiary
				(US$	2,262)	(US$	1,462)			(US$	1,696)	(US$	(20))

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of June 30, 2017				Net Income (Losses) of the Investee (Foreign Currencies in Thousands)			Share of Profits/Losses of Investee (Note 1) (Foreign Currencies in Thousands)	Note
				June 30, 2017 (Foreign Currencies in Thousands)		December 31, 2016 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

VTAF III	Mutual-Pak	New Taipei, Taiwan	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	$ (US$	158,538 5,213)	$ (US$	158,538 5,213)	15,643	58	$ (US$	14,531 478)	$ (US$	(10,967 (355	) ))	Note 2	Subsidiary

TSMC Development	WaferTech	Washington, U.S.A	Manufacturing, selling and testing of integrated circuits and other semiconductor devices		—		—	293,637	100	(US$	5,325,252 175,092)	(US$	780,110 25,418)		Note 2	Subsidiary

Note 1:	The share of profits/losses of investee includes the effect of unrealized gross profit on intercompany transactions.
Note 2:	The share of profits/losses of the investee company is not reflected herein as such amount is already included in the share of profits/losses of the investor company.
Note 3:	To lower the hedging cost, in February 2017, the Board of Directors of TSMC approved to inject US$2,000,000 thousand of capital into TSMC Global. This project was approved by the Investment Commission, Ministry of Economic Affairs, R.O.C. (MOEA). The prepayment for investment was US$195,000 thousand as of June 30, 2017 and the total injection is expected to be finished in the fourth quarter of 2017.

(Concluded)

TABLE 10

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INFORMATION ON INVESTMENT IN MAINLAND CHINA

FOR SIX MONTHS ENDED JUNE 30, 2017

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (RMB in Thousands)		Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2017 (US$ in Thousands)		Investment Flows		Accumulated Outflow of Investment from Taiwan as of June 30, 2017 (US$ in Thousands)		Net Income (Losses) of the Investee Company	Percentage of Ownership	Share of Profits/Losses	Carrying Amount as of June 30, 2017	Accumulated Inward Remittance of Earnings as of June 30, 2017
							Outflow (US$ in Thousands)	Inflow

TSMC China	Manufacturing, selling, testing and computer-aided design of integrated circuits and other semiconductor devices	$ (RMB	18,939,667 4,502,080)	Note 1	$ (US$	18,939,667 596,000)	$—	$—	$ (US$	18,939,667 596,000)	$4,478,588	100%	$4,592,206 (Note 2)	$45,863,677	$—

TSMC Nanjing	Manufacturing, selling, testing and computer-aided design of integrated circuits and other semiconductor devices	$ (RMB	6,435,200 1,366,240)	Note 1	(US$	6,435,200 200,000)	—	—	(US$	6,435,200 200,000)	73,435	100%	73,435 (Note 2)	6,203,715	—

Accumulated Investment in Mainland China as of June 30, 2017 (US$ in Thousands)	Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousands)	Upper Limit on Investment
$25,374,867 (US$796,000)	$119,412,667 (US$3,596,000)	Note 3

Note 1:	TSMC directly invested US$596,000 thousand in TSMC China and US$200,000 thousands in TSMC Nanjing.
Note 2:	Amount was recognized based on the reviewed financial statements.
Note 3:	As the Company has obtained the certificate of being qualified for operating headquarters issued by Industrial Development Bureau, MOEA on August 2016, the upper limit on investment in mainland China pursuant to “Principle of investment or Technical Cooperation in Mainland China” is not applicable.